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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTIONS 12 (b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                                 ---------------
                          MEDICAL DEVICE ALLIANCE INC.
             (Exact name of Registrant as specified in its charter)



            NEVADA                                       88-0345058
(State or other jurisdiction of                (IRS Employer Identification No.)
incorporation or organization)


         3800 HOWARD HUGHES PARKWAY, SUITE 1800, LAS VEGAS, NEVADA 89109
          (Address of principal executive offices, including zip code)

                                 (702) 791-2910
                (Company's telephone number, including area code)


        Securities Registered pursuant to Section 12(b) of the Act: NONE

           Securities registered pursuant to Section 12(g) of the Act:



                         COMMON STOCK, $0.001 PAR VALUE
                                (Title of Class)



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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

CERTAIN FORWARD-LOOKING INFORMATION

         The information contained in this Registration Statement includes forward-looking statements including, without limitation, statements set forth in the sections entitled "Business" contained in Item 1. and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 2. of this Registration Statement. Since this information is based on current expectations which involve risks and uncertainties, actual results could differ materially from those expressed in the forward-looking statements. Various important factors known to Medical Device Alliance Inc. that could cause such material differences are identified in the section entitled "Business Factors" contained in Item 1. of this Registration Statement. Certain sentences in this Registration Statement have been identified as forward-looking statements. The reader is cautioned that other sections and sentences not so identified may also contain forward-looking statements.

ITEM 1.  BUSINESS

OVERVIEW

         MEDICAL DEVICE ALLIANCE INC. (the "Company") was founded in September 1995 to research, develop, manufacture, market, and/or acquire through business combination or other strategic alliance, medical and surgical devices on a worldwide basis, focused in the areas of plastic and reconstructive surgery, specialized spinal/orthopedic products and development of engineered biomaterials. Plastic and reconstructive surgery ("PRS") and niche spinal/orthopedic surgery ("NSOS") represent expanding market segments within the medical industry and the products identified or developed by the Company have been chosen due to an inter-related technology base along with favorable demographic projections. Unless otherwise indicated, reference to the Company herein will also include the Company's wholly-owned subsidiaries.

         Recent analysis of drivers in the medical device industry identified ten top market considerations for 1997, including: aging and increasingly disabled population; shift of patient care from hospitals to alternative care; high conversion to minimally-invasive surgery; new technologies based on shorter procedure times; disease management and preventative care approaches; and introduction of new energy-based therapies. Technologies and product lines identified by the Company meet a majority of these market drivers.

         The demand for elective aesthetic procedures by the aging "baby boomer" generation will continue to grow at a substantial rate over the next decade. The American Society for Aesthetic Plastic Surgery ("ASAPS") states that 57% of the overall U.S. population and, specifically, 69% of the baby boomer generation approve of aesthetic procedures. This increased acceptance of elective, cosmetic surgery procedures translated into a 50% increase of cosmetic procedures performed in 1997 over procedures just five years earlier (1992). Additionally, American men are increasingly choosing aesthetic procedures, accounting for 25% of elective cosmetic procedures performed in 1997 and spending an estimated $9.5 billion per year on face-lifts, liposuction, hairpieces and related products. Nearly 2.1 million surgical and non-surgical cosmetic procedures were performed in 1997, with liposuction the number one procedure performed by aesthetic plastic surgeons certified by the American Board of Plastic Surgery. A study by the American Society of Plastic and Reconstructive Surgeons ("ASPRS") reported that nearly 150,000 Americans had liposuction in 1997, more than tripling the number of liposuction patients in 1992.

         Similarly, the aging of the American and world population dictates an increase in spinal-related conditions which require medical or surgical intervention. The current, global spinal market is estimated at $1.75 billion annually and is projected to increase to as much as $4.9 billion over the next 7 years. Of the current market, approximately 58% of expenditures are for spinal implants, 26% are for tissue technology and 3% are for discectomy-related instruments and implants. Approximately 26% of all musculoskeletal problems occur in patients over the age of 65, which is the fastest growing segment of the U.S. population. Currently,



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approximately 800,000 spinal discectomy procedures are performed annually, with over half of those procedures performed in the U.S. The NSOS market has, in the past, encountered a number of liability issues related to spinal implants, which has discouraged many large orthopedic companies from entering the market, providing an excellent opportunity for smaller, innovative companies to capture segments of the industry.

         Technological advances in engineered biomaterials will benefit both the PRS and NSOS surgical specialties. Where, in the past, metal, plastic or silicone materials have been used to re-shape and/or augment deformities in tissue and bone, in the future tissue-engineered biomaterials will augment the use of synthetic materials and provide for regeneration of bone, skin, tendons, cartilage, muscle and even fat. The PRS and NSOS surgical specialties will frequently rely on the same tissue-engineered matrices and growth proteins for implantation and, logically, these matrices will be developed in anticipation of uses in both surgical specialties. Both surgical specialties also share a similar technology base, increasingly developing instrumentation for minimally invasive procedures which include intra-operative visualization tools, electrical and ultrasonic dissectors and surgical navigation systems.

         In addition to the growth of PRS and NSOS markets, both medical specialties demonstrate favorable characteristics with respect to monetary reimbursement. Aesthetic procedures are usually elective and third party payors are not applicable to this field. Spinal surgery has been one of the few surgical specialties where reimbursement of both the surgeon's fee and the implanted device have remained high, actually increasing over the past 2 years for some selected procedures.

         Medical device companies have traditionally served specialized markets as compared to pharmaceutical or other medical industry businesses. When medical device companies are acquired by large entities, a decline in responsiveness to the customer and marketplace often occurs, resulting in a loss of market share and decreased profitability over time. The Company's intention to develop and/or acquire technologies in subsidiaries functioning as semi-autonomous companies which benefit from technology transfer and synergistic sales and marketing efforts should enable these subsidiaries to continue innovation and responsiveness to the niche surgical specialties that they service.

         Traditionally, start-up companies in the medical device industry spend a significant amount of time pursuing adequate funding rather than developing their products, a situation which substantially hampers technology development, results in protracted regulatory clearance times and ultimately causes a delayed entry of products into the marketplace. The alliance of small companies with proprietary technology and the possibility of those companies to share or combine direct sales forces offers increased chances of success for those small companies and technologies and, thereby, increasing shareholder value at the parent corporation level.

         The Company believes that its strategy to combine a number of products and technologies within the PRS and NSOS specialty markets should be viewed favorably by the investment community. However, initial public offerings of single technology medical and biomedical companies have not performed well in recent months. The successful alliance of promising start-up technologies with existing product lines already generating sales in the targeted surgical specialties should enable the Company to benefit from future growth while, at the same time, provide cash flow in a short period of time. Some large pharmaceutical companies are in the process of divesting their medical device technologies due to the lower profit margins generated by devices versus the profit margin on pharmaceuticals. As previously discussed, lower profit margins are due to the large pharmaceutical companies' inability to address niche surgical specialties in the medical device industry. The Company believes that the medical device industry remains a highly profitable and expanding area of commercialization and its strategy to combine existing product lines with new technologies, along with experienced management to provide funding, development, regulatory and marketing expertise can take advantage of the current opportunities.



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PRINCIPAL PRODUCTS AND MARKETS

         PLASTIC AND RECONSTRUCTIVE SURGERY

         The Company currently is the leader for an emerging medical procedure which results in the removal of body fat through the use of ultrasound. The removal of adipose (fat) tissue, a procedure known as suction lipectomy, is the most frequently performed aesthetic (cosmetic) surgical procedure in the United States. Traditionally, suction lipectomy has been performed using a probe (the "cannula") and a suction device. The use of specialized ultrasonic devices and probes for soft tissue aspiration, known as ultrasound-assisted lipoplasty ("UAL"), provides less traumatic soft tissue removal with less post-operative bruising.

         The Company holds the exclusive, worldwide rights to market and sell a patented ultrasonic system (the "System") which has received clearance under a 510(K) from the United States Food & Drug Administration (the "FDA") to be marketed for use in ultrasonic soft tissue aspiration. Although the FDA clearance is specific for fragmentation and aspiration of soft tissue in plastic surgery, the Company has prepared additional submissions to the FDA for clearance of the System for the specific surgical nomenclature "lipoplasty". Until the Company has obtained this additional clearance, the System cannot be marketed as a lipoplasty device. In August 1998, the Company obtained unconditional clearance from the FDA for an Investigational Device Exemption ("IDE") for the ultrasound-assisted lipoplasty designation and approval to begin human clinical trials.

         In November 1996, the Company incorporated its wholly-owned subsidiary, LySonix Incorporated ("LySonix"), to market and distribute the System for fragmentation and aspiration of soft tissue in plastic and reconstructive surgery and to research, develop, market and distribute related surgical devices and products. In December 1996, the Company incorporated its wholly-owned subsidiary, MDA Capital Incorporated to provide financing for customers of LySonix for medical equipment, including the System.

         Within the medical industry, physicians are facing declining revenues as a result of healthcare cost-containment and many have turned to non-reimbursed aesthetic procedures to supplement their practices. This trend, combined with an aging population which is increasingly willing to spend disposable income on remedies that delay the symptoms of aging, is expected to increase the number of cosmetic procedures in the United States and worldwide well into the 21st century.

         Suction-assisted lipectomy ("SAL" or "liposuction") is the most common procedure performed in aesthetic surgery today, with an estimated 150,000 procedures performed annually in the United States. Traditional liposuction techniques require the use of a cannula inserted into the subcutaneous (under the skin) fat tissue and the application of suction. Once suction has begun, the cannula is vigorously moved back and forth in a piston-like motion (not side to side), creating channels through the fat as the tissue is aspirated by suction. Unless the amount of fat being removed is very small, a second series of intersecting channels is created through a second incision. Although fat tissue is removed, complications can result from the movement of the cannula, including damage to connective tissue, blood vessels and nerves.

         Unlike current liposuction techniques, UAL differs significantly by liquefying body fat using a specific ultrasonic energy delivered through a cannula or probe. The energy generated by sound waves at the cannula tip causes emulsification of fat cells through a process known as cavitation. The liquefied fat is concomitantly removed from the body by suction. UAL has been practiced in Europe and South America for almost a decade. Improvements in equipment and technique in recent years appear to reduce the risk of complications and, as a result, UAL has received significant attention from aesthetic surgeons in the United States. Advances in technology have also resulted in ultrasonic equipment and probe designs which are safer and more effective.



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         In numerous published papers, surgeons have reported advantages of UAL over SAL including increased patient comfort during the procedure, reduced blood loss, reduced damage to adjacent structures, less post-operative bruising and swelling, a shorter recovery period and an ability to remove more fat per procedure. The procedure has also received tremendous coverage in the popular media, with magazine articles and segments on local and national news shows such as 20/20 and ABC Nightly News, as well as on general television shows such as Oprah.

         The Aesthetic, Cosmetic, Plastic and Reconstructive Surgery market is comprised of many different medical specialties, including Plastic and Reconstructive Surgeons, ENT Surgeons, Otolaryngology, Dermatology, Oral-Maxillofacial and General Surgeons. The American Medical Association (the "AMA") reports that there are approximately 5,000 Plastic Surgeons, approximately 8,000 Dermatologists, approximately 8,000 ENT Surgeons, and approximately 8,300 Oral/Ocular/Maxillofacial Surgeons, in the United States alone. Internationally, the AMA reports approximately 24,500 physicians and surgeons in these same specialties. An estimated 9,000 practitioners from these various groups currently perform soft tissue removal procedures. An additional 100,000 liposuction procedures are performed annually outside the United States.

         The Company has the exclusive worldwide license agreement from Misonix, Inc. (Nasdaq: MSON) for the patented System (the LySonix 2000(TM) Ultrasonic Surgical System), including all improvement patents, foreign patents and related technology. The License Agreement also gives the Company the exclusive rights to utilize the 510(K) clearance to market the System for use in fragmentation and aspiration of soft tissue in plastic surgery. The Company also has the worldwide (except for the former Soviet Union) rights for a tip design which improves UAL results in certain applications. UAL, SAL or a combination of either procedure. During 1998, the Company received FDA 510(k) clearance to market the LySonix Series 250 Irrigation System.

         In addition to the System, the Company has developed ancillary devices, such as irrigation systems and aspiration systems, designed to work with the ultrasonic surgical System. The Company's Irrigation System is available as a stand alone system or as part of the ultrasonic surgical System Operative Workstation to provide consistent and reliable irrigation. The LySonix Series 250 Irrigation System(TM) provides a mechanism of infusing tumescent fluid into the patient in preparation for specialties.

         The Company's Aspiration System, also available as a stand alone or as part of the Operative Workstation, offers ultra-quiet, variable aspiration to adapt suction rates. The LySonix Series 250 Aspiration System(TM) provides intense vacuum generation for the removal of tissue and fluid during UAL, SAL or a combination of either procedure. LySonix is the first company to have received FDA 510(k) clearance to market an aspiration system specifically for SAL.

         The Company's Operative Workstation, designed to hold and store the Ultrasonic Surgical System, Irrigation System and Aspiration System, offers the surgeon valuable operative working surface and convenient storage for the surgical suite. The LySonix Series 250 Operative Workstation(TM) offers various configurations to enable the surgeon to effectively operate using UAL, SAL or a combination of both.

         The Company has also developed the LySonix Ultra Precision TTD Cannula Series(TM) for aspiration and irrigation, all with an advanced, ergonomically designed handle. The Cannulas are available in five different tip configurations and numerous diameters and lengths. During 1998, the Company received FDA 510(k) clearance to market these cannulas for suction and aspiration. The Company also sells a line of disposable system accessories which include irrigation sets, aspiration tubing, aspiration filters and vacuum canister systems.

         The Company has also acquired distribution rights for a number of disposable, patient care products, including compression garments and silicone-gel backed adhesive foam pads. Effective post-operative care is essential in obtaining the best results and improving patient satisfaction. The Company's line of high quality compression garments are manufactured using a proprietary design and fabric to increase patient comfort. Each patient will require an average of three compression garments for an ultrasonic-assisted lipoplasty or



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traditional lipoplasty procedure. The Company also distributes a proprietary silicone-gel backed adhesive foam, TopiFoam(TM), which provides a gentle adherent and consistent compression distribution over which compression garments are applied. TopiFoam can also be used for traditional lipoplasty post-operative care. The Company is currently investigating other surgical accessories, including a line of patient-positioning pads for use during surgical procedures.

         The Company has also identified an external ultrasound system for use post-operatively for relief of discomfort and increased maintenance of tissue elasticity. The external ultrasound system consists of an externally applied, low energy, unfocused ultrasound emitter which can be used either at the surgeon's office or potentially by the patient for use at home during the first month following a lipoplasty procedure. The Company anticipates private label distribution of an external ultrasound system by the end of 1998.

         The Company is also conducting preliminary investigation of a proprietary-focused ultrasound system which has the potential to treat cellulite and laxed skin. The transcutaneous ultrasound system would utilize focused ultrasound to create a controlled plane of tissue damage at specific locations within the subcutaenous tissue, which may result in controlled deposits of fibrous tissue. The deposit of fibrous tissue could lead to the elimination of cellulite, which is a dimpling of the posterior thighs and buttocks unrelated to body fat content. The transcutaneous-focused ultrasound system would not require incisions and could be performed under local anesthetic. Currently, no permanent treatment for cellulite exists for the estimated 50% of the female population who exhibit cellulite. The transcutaneous-focused ultrasound system may also have the potential to tighten lax skin ("rhytids") on the face or elsewhere on the body, such as the under side of the upper arm. Just as laser skin resurfacing damages the external surface of the skin in a controlled manner resulting in the amelioration of wrinkles, transcutaneous-focused ultrasound has the potential to do the same to the deeper layers of the dermis and subcutaneous fat, thereby resulting in skin contracture and "tightening". Used in conjunction with laser resurfacing, transcutaneous-focused ultrasound could make a "no incision" face lift procedure possible for selected patients. Again, the investigation of this technology, the safety and efficacy of the ultrasound equipment and controls have not been determined at this time for the focused ultrasound project.

         NICHE SPINAL/ORTHOPEDIC SURGERY

         Approximately 400,000 spinal discectomies are performed annually in the United States to alleviate herniated discs. When a disc herniates, the gelatinous nucleus pulposa extrudes from the disc and pushes on spinal nerve roots causing pain, numbness and weakness in the lower extremities. Relief of this pain is directly proportional to the amount of nucleus pulposa removed during the discetomy procedure. Open discectomy requires a large incision. Approximately 80% of patients suffering from herniated discs are appropriate candidates for percutaneous discetomy, a minimally invasive surgical technique which utilizes a very small incision in the back under local anesthestic and fluoroscopic guidance.

         In percutaneous discectomy, the nucleus pulposa is percutaneously removed using high vacuum aspiration combined with side-cutting probes, but is currently limited in the amount of nucleus pulposa that can be removed by standard mechanical aspirators. The use of ultrasound cavitation delivered via a surgical system similar to the LySonix 2000 may allow a larger amount of disc material to be aspirated and ultrasound-assisted percutaneous discetomy has the potential to substantially decrease the number of patients who do not receive pain relief from traditional percutaneous discectomy. The Company is currently developing specialized instrumentation for the purpose of ultrasound-assisted percutaneous spinal discectomy which could make percutaneous spinal discectomy procedures more complete. The Company believes that the current 510(k) market clearance for the LySonix 2000 would also cover ultrasound-assisted percutaneous spinal discectomy and has initiated product development in conjunction with a number of spinal surgeons.

         Vertebral body compression fractures, caused by trauma, tumor ingrowth or osteoporosis, result in severe back pain coupled with progressive misalignment of the spine. When caused by osteoporosis, these compression fractures tend to occur spontaneously and are much more common in women. Current standard


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treatment for these fractures consists of a back brace and prolonged bed rest with narcotic analgesics lasting as long as 2 to 3 months. The current standard treatment is not uniformly successful in relieving the back pain and, because the patients most susceptible to vertebral body compression fractures due to osteoporosis are elderly women, extended periods of bed rest requires expensive in-home or institutional care which can result in an overall decline in the patient's health such that they can never fully return to self-care. Extended bedrest also carries with it the potential for increased morbidity from deep venous thrombosis formation (blood clots), pulmonary embolus and progressive bone loss elsewhere in the body. Patients who have had one osteoporotic compression fracture are at a substantial risk for the development of other fractures and the prospect of multiple periods of prolonged bedrest and use of pain-relieving narcotics to treat subsequent fractures leads to increased debilitation.

         Current demographics indicate that the U.S. population over the age of 50 will increase by 10% during the next 10 years and will grow another 24% in the subsequent decade. By the year 2010, approximately 34% of the domestic population will be over the age of 50. Occurrence of vertebral body compression fractures is directly dependent on osteoporotic disease, which is directly dependent on age. Approximately 1.5 million osteoporosis-related fractures occur annually in the United States, with 700,000 vertebral body compression fractures, 250,000 wrist fractures and 250,000 hip fractures. Current annual treatment of osteoporosis-related fractures cost approximately $13.8 billion annually, which includes surgical costs of approximately $3,500 per procedure and prolonged rehabilitation for the largest percentage of fractures -- vertebral body compression fractures.

         Percutaneous vertebroplasty is a minimally invasive technique whereby a proprietary acrylic bone cement is injected into the vertebral body under regional anesthesia and fluoroscopic control. Upon hardening, the cement stabilizes the vertebral fracture, but does not expand the vertebra to its original height. Stabilization of the fracture using minimally invasive bone augmentation can relieve the pain within 24 hours in 85% to 90% of patients, who usually leave the hospital within 24 hours of the procedure. The risk of complication is very low, if the bone cement is appropriately opaque for visualization under fluoroscopic guidance.

         The Company recently completed the acquisition of Parallax Medical, Inc. ("PMI"), which was founded in 1997 to commercialize the technology of minimally invasive bone augmentation ("MIBA"). PMI's scientific advisory board has treated approximately 200 patients using the percutaneous vertebroplasty technique described above, with approximately 800 patients treated over the past 3 years in the United States. PMI has filed patents covering forms of cement opacification for vertebroplasty, regardless of cement composition, along with patents for specialized instrumentation for cement injection during percutaneous vertebroplasty.

         PMI has formed a strong alliance with the U.S. physicians who have developed and modified this originally French technique for vertebroplasty. Clinical efficacy has been demonstrated and the results for a large patient series was published in the 1997 November/December issue of the peer-reviewed journal, American Journal of Neuroradiology.

         Epidemiological studies clearly show that the majority of vertebral fractures occur between the fourth thoracic level and fifth lumbar level, with the highest concentration between T8 and L3. Recent advances in technologies to measure bone density coupled with the ability to use prophylactic injection of a bone matrix material clearly has a market indication. Bone mineral density ("BMD") measurement techniques can be used to predict future vertebral fractures, with some studies indicating that BMD measured 8 - 11 years prior can be used to predict future vertebral fractures. The potential market for prophylactic treatment of vertebrae could involve a percutaneous injection of 4 to 5 vertebral bodies with a bone matrix material to increase the compressive strength of vertebral bodies between the T8 and L3 spine.

         The percutaneous delivery technique has many potential applications. The Company intends to leverage the current technology for expansion of the basic PMI Vertebroplasty Plus(TM) Kit to meet the growing



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needs and develop the targeted areas of bone augmentation for hips, knees and wrists. Fractures of the spine and other load bearing skeletal structures due to trauma, degenerative diseases and steroid treatment represent very large potential markets and the Company believes it is in place to establish PMI as a potential leader in this niche market.

         Products currently scheduled for commercial sale in the United States for the NSOS market segment include the PMI Vertebroplasty Patient Prep Convenience Tray(TM), which contains the basic accessories for a vertebroplasty procedure, and the Parallax CDS(TM) Cement Delivery System, which consists of custom designed tools specifically developed for improved access to the procedure site and controlled high pressure delivery of bone cement. Both of these products will be supplied in sterile, ready to use packaging and are classified as Class I Devices by the FDA. The Company has received FDA clearances to market and expects to generate sales by early 1999. Products scheduled for release later in 1999 include TRACERS(TM) which, when added to bone cement, significantly increases the procedural visualization and safety, and TRACER-RO(TM) RadioOpaque Bone Cement.

SALES AND MARKETING

         The Company employs a specialized domestic direct sales force for sale of the System and ancillary and disposable products. The sales force provides product orientation, support and related services to doctors, hospitals, surgery centers and clinics in the United States. The System is also being used clinically in the United States under the auspices of the Ultrasound-Assisted Lipoplasty Task Force (the "UAL Task Force"), which includes representatives of the ASAPS, the ASPRS, the Plastic Surgery Educational Foundation ("PSEF"), the Aesthetic Surgery Education and Research Foundation ("ASERF") and the Lipoplasty Society of North America ("LSNA"). The System is also being used in the United States under the auspices of the Liposuction Educational Research Foundation Task Force (the "LERF" Task Force), which includes representatives of the American Academy of Cosmetic Surgery ("AACS"). The Company is also working with the American Academy of Dermatology ("AAD") which is studying the technology and training physicians in the use of the System. The Company also promotes its products through journal advertising, direct mail programs and participation in, and sponsorship of, medical conferences and seminars.

         The Company exports its products for sale internationally. The Company has distribution arrangements for the sale of the System in Europe, Mexico, Central and South America, Asia and the Pacific Rim. For the year ended December 31, 1997, export sales to distributors were $989,609, 9.1% of total consolidated sales. There were no export sales during the year ended December 31, 1996. Export sales have been made in United States dollars and currency fluctuations have not constituted significant risks.

         In general, the Company maintains sufficient inventories of finished goods both domestically and internationally to support immediate shipment of products upon receipt of customers' orders. From time to time, however, a back-order situation may develop due to increased demand for a product or special circumstances, such as regulatory restrictions. See "Manufacturing" for a further discussion.

         During the year ended December 31, 1997, no customer accounted for more than 10% of the Company's revenue.

         Although the Company cannot market the System specifically for UAL in the United States, in 1996 the UAL Task Force issued a position paper that reported the FDA "has provided a 510(K) to Medical Device Alliance Inc., manufacturer of an ultrasonic device for soft tissue removal in plastic
surgery....However, the FDA has not given approval of any ultrasonic device for the specific purpose of lipoplasty. Clinical use of ultrasonic devices by plastic surgeons for lipoplasty is therefore considered `off label' by the FDA, although such use is not necessarily illegal or inappropriate."




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COMPETITION

         The Company believes that it is one of the leading suppliers of ultrasonic surgical systems for use in fragmentation and aspiration of soft tissue in the United States, based upon the number of Systems shipped since the Company's inception.

         The Company currently competes with three entities involved in developing devices for UAL: SMEI (Italy); Mentor Corporation (Santa Barbara, California); and Sonics and Materials, Inc. (Danbury, Connecticut). Although there may be other companies in Europe which are investigating UAL devices, to the best of the Company's knowledge, these three competitors are the only companies which have received regulatory approvals in the United States for soft tissue aspiration using ultrasonic equipment or devices. To the best of the Company's knowledge, out of these three competitors, only Mentor Corporation has had limited commercial sales in the United States during the first half of calendar year 1998.

         It is the Company's belief that the Company's Ultrasonic Surgical System offers advantages over the competition, including over 3 years of clinical use at numerous sites in the United States. The Company's System has several feedback circuits that assist the surgeon in monitoring the rate and efficiency of fat removal. The System has a handpiece which is manufactured of medical grade thermoplastics and titanium. The System's titanium alloy probes (cannulas) are manufactured from hi-tech alloy metals and are precisely bored ("gun drilled") and tuned to deliver and maintain a constant axial vibration with no transverse (sideways) vibration which prevents hot spots from developing along the probe. In the Company's opinion, the patented probe tip, with a truncated inverted cone design, is the most efficient probe tip configuration which captures and disintegrates fat tissue in the immediate proximity of the tip. In addition, the tip's shape helps to push the liquefied fat up the probe shaft, speeding the removal of the aspirant and preventing clogging of the probe. The Company has developed a patent pending "skin protector" designed to prevent abrasion at the incision site and is also developing disposable ancillary devices and equipment for use in fat removal procedures.

         While the Company believes that it can compete successfully in its markets, one or more of the Company's competitors have substantially greater financial and marketing resources. Additionally, one or more of the Company's competitors may achieve patent protection which could have a material adverse effect on the Company. The Company may pursue patent litigation or patent interference proceedings with holders of competitive patents. In April 1997, the Company was notified that an alleged patent infringement suit was filed against the Company and its wholly-owned subsidiary, LySonix. The suit was filed by Mentor Corporation (Nasdaq: MNTR), a medical and surgical device company that develops and markets silicone-based products to specialty medical markets (see
Item 8. "Legal Proceedings"). Defending any alleged patent infringement or pursuing patent litigation or interference proceedings will cause the Company to incur substantial costs in such proceedings. In addition, such proceedings may impact the Company's competitive position and there can be no assurance that they will be successful.

GOVERNMENT REGULATION

         The production, marketing and distribution of medical devices are subject to regulation by various government authorities both in the United States and other countries.

         In the United States, the Company's medical device products are regulated by the FDA through the Federal Food, Drug & Cosmetic (FD&C) Act. The FD&C Act and various other federal and state statutes control and otherwise impact the development, manufacture, testing, storage and distribution of the Company's products. Under the "Medical Device Amendments of 1976" (the "Medical Device Act"), the FDA has the authority to adopt regulations that: (i) set standards for medical devices; (ii) require proof of safety and effectiveness prior to marketing medical devices which the FDA believes require pre-market clearance; (iii) require test data approval prior to clinical evaluation of human use; (iv) permit detailed inspections of device


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manufacturing facilities; (v) establish "good manufacturing practices" that must be followed in device manufacturing; (vi) require reporting of product defects to the FDA; and (vii) prohibit device exports that do not comply with the Medical Device Act unless they comply with established foreign regulations, do not conflict with foreign laws, and the FDA and the health agency of the importing country determine export is not contrary to public health. All of the Company's products are "medical devices intended for human use" within the meaning of the Medical Device Act and are, therefore, subject to FDA regulation.

         The Medical Device Act establishes complex procedures for compliance based upon FDA regulations. Any company engaged in the manufacture, processing or distribution of a medical device is subject to regulations enforced by FDA. The level of regulation or control is determined by the "Class" in which a device is placed by the agency.

         Class I medical devices are subject to "General Control" requirements which include facility registration, device listing, compliance with labeling and recording keeping requirements, Premarket Notification and Current Good Manufacturing Practices (CGMPs). Class II devices are subject to certain performance standards in addition to General Controls.

         Class III devices are the most extensively regulated because the FDA has determined that they are life-supporting, are of substantial importance in preventing impairment of health, or present a potential unreasonable risk of illness or injury. The effect of classifying a device into Class III is to require the manufacturer to submit information to the FDA, proving the device to be substantially equivalent to devices marketed before the Medical Device Act was mandated or providing appropriate clinical studies which includes statistical analysis of the safety and effectiveness on the device in order to obtain a 510(k) or Premarket Approval (PMA) application from FDA.

         Some medical devices are intended only to be used for investigational purposes. The FD&C Act authorizes FDA to exempt these manufacturers from certain requirements, allowing distribution for use on humans without Premarket Approval. FDA grants this exemption through an IDE and only to studies gathering safety and effectiveness data.

         The FDA has recently classified lipoplasty devices as Class II devices, but the Company has not received clarification on whether ultrasonic surgical systems used in lipoplasty will also be classified as Class II devices. The Company's System and ancillary devices are, therefore, classified as Class II devices, while most of the Company's disposable health care products are classified as Class I.

         To comply with the Medical Device Act, the Company has incurred, and will continue to incur, substantial costs relating to laboratory and clinical testing of new and existing products and the preparation and filing of documents in the formats required by the FDA. From time to time, the Company may encounter delays in bringing new products to the market as a result of being required by the FDA to conduct and document additional investigations of product safety and effectiveness. The Company is currently collecting data in support of various FDA applications and although the Company believes its protocols and data to be sufficient to satisfy FDA requirements, approval cannot be assured. Should the Company's FDA applications be denied, it would have a material adverse effect on the Company's operations and financial position.

         Internationally, medical devices are subject to various regulatory authorities and the controls vary widely from country to country. Approval methods and timing of submissions will depend on the device product being distributed and each country's regulatory requirements. Additionally, many countries accept and will utilize data collected in support of a U.S. FDA market clearance application (510(k) or PMA). Other regulations many require comprehensive device approval requirements for some or all of the Company's products to requests for product data or certifications.

         As a manufacturer of medical devices, the Company's manufacturing processes and facilities are subject to continuing review by the FDA and various state agencies to insure compliance with CGMPs. In California, the Company is also subject to regulation by the local Air Pollution Control District and the United States Environmental Protection Agency as a result of some of the chemicals used in its manufacturing processes.

HEALTH CARE COST CONTAINMENT

         The cost of a significant portion of medical care in the United States is funded by government and private insurance programs, such as Medicare and corporate health insurance plans. Accordingly, third parties, rather than patients, frequently pay all or a substantial portion of the costs of goods and services delivered by health care providers. Procedures performed using the Company's System are generally paid for directly by the patient, but in the future some of the Company's products may be eligible for coverage under third-party reimbursement programs. Currently, the Company's disposable after-care products are also paid for directly by the patient.

         In the future, eligibility for third-party reimbursement may be an important factor in the success of the Company's medical products, although traditionally products used for aesthetic surgery are paid for directly by the patients. The Company may elect, in the future, to obtain eligibility of certain products for such reimbursement. Reimbursement plans, whether through government-funded Medicare or private third-party insurers, are developing increasingly sophisticated methods of controlling health care costs through prospective reimbursement programs, capitation programs, group buying, redesign of benefits, requirements of a second opinion prior to major surgery, careful review of bills, encouragement of healthier lifestyles and exploration of more cost-effective methods of delivering health care. These types of programs can potentially limit the amount which health care providers may be willing to pay for medical products. There can be no assurance that the Company will be successful in obtaining reimbursement for any products in the future and such occurrence may have a detrimental effect on sales of an affected product.

PRODUCT DEVELOPMENT

         At December 31, 1997, the Company employed 3 persons engaged in full-time research and development. The Company expects to introduce new or improved products by fiscal 1999 in its main product line, including ancillary devices for use with the Company's System.

         The Company believes its future growth will continue to depend in part upon the introduction of new products that provide superior results, command premium prices and have significant growth potential. The Company works closely with health care professionals to ensure new product development is responsive to the needs and concerns of health care professionals and their patients.

         During the years ended December 1997, 1996 and 1995, the Company spent a total of $1,017,487, $712,146 and $151,110, respectively, for research and development.

PATENTS AND LICENSES

         It is the Company's policy to actively seek patent protection for its products when appropriate. The Company's success will depend, in part, on its and its licensors' ability to obtain, from Misonix, and protect patents, protect trade secrets and operate without infringing on the proprietary rights of others. The Company has been issued or has filed applications for U.S. and foreign patents and has licenses or exclusive license options to patents or patent applications of others. Through various agreements, the Company has obtained exclusive worldwide rights for the System, all improvement patents, foreign patents and related technology. The Company also has the exclusive rights to utilize the 510(K) clearance to market the System for use in fragmentation and aspiration of soft tissue in plastic surgery. The Company also has the worldwide (except for the former Soviet Union) rights for a tip design which is expected to improve UAL results in certain applications. The Company also has exclusive distribution rights in the United States for a complete product line of high quality compression garments.

         The patent position of medical device firms generally is highly uncertain and involves complex legal and factual questions. There can be no assurance that the Company's patent applications will be approved, that any issued patents will provide the Company with competitive advantages or will not be challenged by others, or that the patents of others will not have an adverse effect on the Company (see Item 8. "Legal Proceedings").

         The Company's competitors and other companies, institutions and individuals have been issued patents which are competitive with the Company's patents or patent applications. In addition, the Company's competitors and other companies, institutions and individuals may have been issued competitive patents of which the Company is not aware. Furthermore, the Company's competitors and other companies, institutions and individuals may in the future file applications for, or may license or otherwise obtain proprietary rights to, patents which are competitive with the Company's patents or patent applications, or which conflict in certain respects with claims made under the Company's applications. Such conflicts could result in a reduction in coverage or denial of the Company's patent applications or patents or could have an adverse effect on the Company's competitive position. In the event of such conflicts, the Company may pursue interference proceedings against, or may be required to defend patent litigation or patent interference proceedings with, holders of such competitive patents (see Item 8. "Legal Proceedings"). The Company may incur substantial costs in such proceedings. Such proceedings may adversely effect the Company's competitive position and there can be no assurance that they will be successful. In addition, if patents that contain competitive or conflicting claims are issued to others and such claims are ultimately determined to be valid, the Company may be required to obtain licenses to patents or other proprietary rights of others. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to the Company, if at all. If the Company does not obtain such licenses, it could encounter delays or could find that the development, manufacture or sale of products requiring such licenses is foreclosed. Furthermore, there can be no assurance that others will not independently develop similar products, will not duplicate any of the Company's products or, if patents are issued to the Company or its licensors, will not infringe such patents. The Company could incur substantial costs in defending itself in suits brought against it on its patents or in bringing suits to protect the Company's patents. There can be no assurance that any such proceedings will be successful.

         The Company also protects its proprietary technology and processes in part by confidentiality agreements with its partners, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors.

PRODUCT LIABILITY AND WARRANTIES

         The Company conducts its product development, manufacturing, marketing and service and support activities with careful regard for the consequences to its customers and patients. If the Company receives any communication from a customer claiming a defective product, the Company's policy is to replace any product claimed to have malfunctioned as soon as possible. The Company provides a limited warranty on ultrasonic surgical systems and other capital equipment against defects in workmanship and material. Estimated warranty costs are provided at the time of sale and periodically adjusted to reflect actual experience.

MANUFACTURING

         Currently the Company's ultrasonic surgical system and ancillary devices are manufactured for the Company by other companies. Each of the companies manufacturing the Company's products have facilities designed to accommodate the specialized requirements for the manufacture of medical devices and the

Company's future manufacturing facilities will also accommodate regulations for GMP's. These include segregated shipping and storage areas, production quarantine areas and, where necessary, clean rooms having separate air filtering systems for sterile products. The facilities will also include recovery and control equipment required to maintain compliance with applicable environmental laws and regulations.

         The Company obtains its raw materials, components and finished goods relating to the System from one supplier, Misonix. In most other cases, the Company's sources of supply could be replaced if necessary without undue disruption, but it is possible that the process of qualifying new materials and/or vendors for certain raw materials, components or finished goods could cause a material interruption in manufacturing or sales. However, in the case of Misonix, an interruption in required deliveries would have a significant adverse impact on the Company's results of operations. No material interruptions occurred during the year ended December 31, 1997.

EMPLOYEES

         As of December 31, 1997, the Company had 59 employees of whom 10 were in manufacturing, 32 in sales and marketing, 3 in research and development and 14 in finance and administration. None of the Company's employees is subject to a collective bargaining agreement. The Company has never experienced a work stoppage and considers its employee relations to be satisfactory.

BUSINESS FACTORS

         In evaluating the Company's business, the following business factors should be carefully considered. In addition, this document contains certain forward-looking statements and trend analysis based on current expectations. Actual results may differ materially due to a number of factors, including those set forth below.

         Early Stage of the Company and its Products. The Company and its products are in an early stage of development. The Company had no commercial product sales in 1995 and generated limited commercial product sales of the Company's devices in 1996. The Company's revenues in 1996 consisted of payments for its devices which were purchased by others engaged in clinical testing of UAL. The Company was able to dramatically increase product sales in 1997, but its operations have not as yet attained profitability. To achieve profitable operations and remain so on a continuing basis, the Company must successfully improve, introduce, market and distribute its products. The time frame necessary to achieve market success for any individual product is uncertain. Most of the Company's products will require additional research and development, pre-clinical testing and clinical testing prior to commercialization. There can be no assurance that the Company's research or product development efforts will be successfully completed, that required regulatory approvals can be obtained, that products can be manufactured at acceptable cost and with appropriate quality, that any approved products can be successfully marketed, or that any products that may be marketed will be favorably accepted.

         History of Losses; Uncertainty of Future Profitability. As of December 31, 1997, the Company had accumulated net losses of $8.9 million dollars since its inception in 1995, and losses continue in 1998. These losses have resulted primarily from the Company's acquisition of exclusive rights to a patented ultrasonic system which has received 510(K) clearance to be marketed for use in ultrasonic soft tissue aspiration, research and development activities, pre-clinical and clinical testing, marketing activities and the general and administrative expenses associated with these activities. In addition, the Company has incurred significant costs related to its attempts to acquire or form strategic alliances with other entities (see Item 7. "Certain Relationships and Related Transactions"). The extent of losses and the time required to reach profitability are highly uncertain. To achieve sustained profitable operations, the Company must successfully develop, test, manufacture, market and distribute its products. There can be no assurance that the Company will be able to achieve profitability or that profitability, if achieved, can be sustained on an ongoing basis. Moreover, if profitability is achieved, the level of that profitability cannot be accurately predicted (see Item 2. "Management's Discussion and Analysis of Financial Condition and Results of Operations").

         Additional Financing Requirements and Uncertainty of Capital Funding. The Company will require additional funding to be able to continue to conduct its operations in the normal course of business (see Item 2. "Management's Discussion and Analysis of Financial Condition and Results of Operations"), acquire other patented technology, conduct research and development and pre-clinical and clinical testing, obtain regulatory approval for its products, and to manufacture, distribute and market its products. The Company currently anticipates that it will also need to obtain additional financing in 1998 and 1999 to acquire additional targeted technologies and/or companies. The Company's capital requirements will depend on numerous factors including the progress and magnitude of the Company's sales, the time involved in obtaining additional regulatory approvals, the cost involved in filing, prosecuting and enforcing patent claims, technological advances, competitor and market conditions, the ability of the Company to establish collaborative arrangements, and the cost and effectiveness of commercialization activities and arrangements. The Company has raised funds in the past through private stock sales to officers, directors and accredited investors and may consider collaborations with various companies and other potentials for equity investment, license agreements or other funding. The Company contemplates raising funds in the future through public or private financings, collaborative arrangements or from other sources. It is unlikely that the Company will be able to satisfy its financing requirements from banks or other traditional lending institutions. There can be no assurance that the necessary additional financing will be available to the Company on acceptable terms, if at all. If additional funding is not available to the Company when needed, the Company will be required to curtail development programs if revenues are not sufficient to fund these activities and the Company's business and financial condition would be materially adversely affected.

         Fluctuations in Quarterly Results: The Company's quarterly results have varied in the past and the Company expects its quarterly operating results to continue to fluctuate. The Company's net revenues may fluctuate due to a variety of factors, including the level of expenditures by doctors, hospitals, clinics and surgery centers for capital equipment, including the System, and related products and services in general, demand for the Company's products and services in particular, the timing of orders for the Company's products and services, product supply constraints and customer demand driven by the introduction and acceptance of new or competitive products. Due to its varying product gross margins, the Company's operating results may be especially sensitive to changes in the margin mix of products sold and the level of its operating expenses. The Company's expenses may fluctuate as a result of numerous factors, including interest rates, the timing and rate of new employee hiring, the amount and timing of vendor-provided allowances, the utilization rate of service personnel, competitive conditions and the impact of future alliances. The Company's costs are largely fixed in the near term and the Company may be unable to adjust spending in a timely manner to compensate for an unexpected revenue shortfall. As a result, revenue shortfalls may have an immediate and disproportionate adverse effect on operating results. In addition, if the Company spends to build its capabilities to support higher revenue levels, the Company's near term operating results will suffer until it achieves its revenue goals. Due to the Company's sales history growth, it is difficult to discern seasonal trends. However, the Company believes that 4th quarter revenues may be negatively affected due to generally lower capital equipment purchases during the 4th quarter; and, specifically, in December. Due to all of these factors, the Company believes that its operating results are likely to vary on a quarterly basis. As a result, period-to-period comparisons of its operating results are not necessarily meaningful, and quarterly results may not be indicative of results to be expected for a full year.

         Gross Margin for Product Sales: One hundred percent (100%) of the Company's net revenue in fiscal 1996 and 1997 were generated through sales of the System and related products. The Company believes that competitive conditions will continue to place pressures on its product gross margins. Furthermore, the original purchase price of products is often offset by allowances and negotiated price reductions granted by the Company. There can be no assurance that these allowances or price reductions will continue at the current levels. An increase in such programs to meet competition or generate sales could significantly decrease the

Company's product gross margins. Narrow product gross margins result in fluctuations in net revenues and operating costs which may have a disproportionate impact on the Company's operating results. Declines in the Company's product gross margins may have a material adverse effect on the Company's business, operating results and financial condition. See Item 2. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Dependence upon Key Suppliers: The Company currently depends upon outside suppliers to provide finished ultrasonic systems, compression garments, TopiFoam and certain parts used in the Company's other products. Although the Company has entered into exclusive agreements with certain of its suppliers, there can be no assurance that such products will continue to be available to the Company's standards or that these arrangements will be successful or that the Company will not encounter delays or other problems which may adversely affect its business. Where possible and appropriate, the Company intends to identify alternative suppliers, enter into supply contracts or produce certain materials or components in-house. There can be no assurance that the Company will be able to produce needed materials or components in-house in a timely manner or in sufficient quantities to meet the needs of the Company, if at all.

         Dependence upon Key Personnel and Consultants: The Company's ability to successfully develop its products, manage growth and maintain a competitive position will depend in a large part on its ability to attract and retain highly qualified executive officers, managers, technical and sales personnel and to develop and maintain relationships with leading research institutions and consultants. The Company is highly dependent upon its Chairman and President, the principal members of its management, key employees, scientific staff and consultants which the Company may retain from time to time. Competition for such personnel and relationships is intense and there can be no assurance that the Company will be able to continue to attract and retain such personnel. The Company's consultants may be affiliated or employed by others and some have consulting or other advisory arrangements with other entities that may conflict or compete with their obligations to the Company. The Company addresses such potential conflicts by requiring that its consultants, collaborators and sponsored researchers execute confidentiality agreements upon commencement of relationships with the Company, by closely monitoring the work of such persons and by requiring material transfer and patent assignment agreements wherever possible and appropriate. Inventions or processes discovered by such persons will not necessarily become the property of the Company and may remain the property of such persons or others.

         Management of Growth: The Company has experienced significant growth since its inception in September 1995. This growth has placed, and is expected to continue to place, a significant strain on the Company's management, financial, sales, technical and support systems and personnel. The Company's ability to manage its growth effectively will require it to continue to develop and improve its operational, financial and other internal systems and train, manage and motivate its employees. The Company has in the past and will continue in the future to evaluate the acquisition and/or strategic alliance of businesses that complement or expand the Company's technical skills, product lines or geographical presence. Integrating newly-acquired companies could be costly and may result in the loss of customers and key personnel and may disrupt operations. Additionally, integrating newly-acquired businesses may divert significant management resources and attention from day-to-day operations.

         Competition and Technological Uncertainty: The Company operates in a rapidly evolving field and the medical device industry is intensely competitive. Competition from other domestic and foreign companies, medical device and other research and academic institutions in the areas of product development, product and technology acquisition, manufacturing and marketing is intense and is expected to increase. These competitors may succeed in obtaining approval from the FDA or other regulatory agencies for their products more rapidly than the Company. Competitors have also developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing the uses for which the Company is developing its products. The Company has identified three competitors involved in developing devices for UAL: SMEI

(Italy); Mentor Corporation (Santa Barbara, California); and Sonics and Materials, Inc. (Danbury, Connecticut). Although there may be other companies in Europe which are investigating UAL devices, to the best of the Company's knowledge, these three competitors are the only companies which have received regulatory clearances in the United States for UAL equipment or devices. The Company may also compete against other regional and local companies, many of which may have long-standing customer relationships. Some of the Company's competitors have greater financial and marketing resources at a lower cost structure than the Company. As a result, such competitors may be able to respond more quickly to new or emerging technologies and changes in customer needs, devote more resources to the development, promotion and sales of their products or deliver products at a price lower than the Company. In addition, competition could result in price decreases and depress gross margins in the industry. Further declines in the Company's gross margins may exacerbate the impact of fluctuating net revenues on the Company's operating results and have a material adverse effect on the Company's business, operating results and financial condition. See "Business."

         Risk of Inventory Obsolescence; Inventory Management: In order to offer rapid delivery and efficient support and service to its customer, the Company maintains relatively high levels of products and parts inventory. The Company attempts to protect itself from inventory obsolescence and inventory price reductions by minimizing its purchase orders for future products at a reasonable level. Changes in industry practices which increase the risk associated with maintaining high levels of inventory, the Company's inability to effectively manage its current and future inventory, or significant adjustments to the value of its inventory could materially and adversely affect the Company's business, operating results and financial condition.

         Rapid Technological Change: The medical device industry is subject to rapid technological change, evolving industry standards and frequent new product and service introductions. The Company must, on a timely and cost-effective basis, continuously respond to new product introductions and source such new products, develop and introduce new products which keep pace with technological developments and increasingly sophisticated medical environments, and train its employees to provide the necessary services to support new products. There can be no assurance that the Company will be able to source new products to meet customer demand, respond to technological developments in a timely manner, if at all, or that its service offerings will adequately meet the changing requirements of its customers and achieve market acceptance. Further, suppliers may restrict the Company's access to new products. The Company's failure to successfully source new products or develop and introduce new products or services which meet evolving customer needs could have a material adverse effect on the Company's business, operating results and financial condition.

         Absence of Dividends: The Company has never declared or paid any cash dividends on its Common or Preferred Stock and does not presently intend to pay cash dividends on the Common or Preferred Stock in the foreseeable future. The Company currently anticipates that it will retain any future earnings for reinvestment in its business.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following selected consolidated financial data should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto included elsewhere herein. The consolidated statements of operations data set forth below with respect to the years ended December 31, 1997, 1996 and 1995 and the consolidated balance sheet data set forth below as of December 31, 1997, 1996 and 1995 are derived from the consolidated financial statements of the Company included elsewhere in this Registration Statement.

                                               YEAR ENDED DECEMBER 31,
                                  ------------------------------------------------
                                      1997              1996              1995
                                  ------------      ------------      ------------
STATEMENT OF OPERATIONS DATA:
Revenues                          $ 10,935,286      $    295,108      $      --0--
Costs and expenses                  18,782,011         1,822,587           170,887
Loss from operations                (7,846,725)       (1,527,479)         (170,887)
Other income, net                      624,675             --0--             --0--
Net loss                            (7,222,050)       (1,527,479)         (170,887)
                                  ============      ============      ============
Net loss per common  share        $      (1.09)     $      (0.29)     $      (0.04)
                                  ============      ============      ============
Shares used in computing net
Loss per common share (1)            6,637,418         5,348,316         4,002,703

                                  ============      ============      ============

                                                           DECEMBER 31,
                                         ------------------------------------------------
                                             1997              1996              1995
                                         ------------      ------------      ------------
BALANCE SHEET DATA:
Cash and cash equivalents                $  3,746,577      $    631,497      $      --0--
Working capital                             9,122,188         1,969,416          (340,252)
Total assets                               22,409,549         2,733,068           327,490
Accumulated deficit                        (8,920,416)       (1,698,366)         (170,887)
Total stockholders' equity (deficit)       13,721,749         2,470,434           (27,762)
                                         ============      ============      ============

(1) See Note 2 of Notes to Consolidated Financial Statements for information concerning the computation of net loss per common share.

         This section contains trend analysis and other forward-looking statements based on current expectations. Actual results may differ materially, due to a number of factors, including those set forth in the section entitled "Business Factors" contained in Item 1. of this Registration Statement.

OVERVIEW

         Since its inception, the Company has been principally engaged in acquiring, developing, manufacturing and marketing devices and ancillary products for an emerging medical procedure which results in the removal of body fat through the use of ultrasound. The removal of fat tissue, a procedure known as suction lipectomy, is the most frequently performed cosmetic surgical procedure in the United States. Traditionally, suction lipectomy has been performed using a cannula and a suction device. The use of specialized ultrasonic devices and probes for soft tissue aspiration, known as UAL, provides less traumatic soft tissue removal with less post-operative bruising. The Company had no revenue in 1995, has been unprofitable since its founding and has incurred a cumulative net loss of approximately $8.9 million as of December 31, 1997.

         The Company's revenues were primarily derived from sales of the System and related ancillary and disposable products. The Company had limited product sales in 1996 and was able to dramatically increase product sales in 1997, but has experienced a softening of sales during the first nine months of 1998. It may be that until the Company is able to market its principal product specifically for a designation of "lipoplasty" and receives requisite regulatory approvals, increases in product sales may not occur.

         The Company anticipates that future revenues and results of operations will continue to fluctuate significantly depending on, among other factors, the timing and outcome of applications for regulatory approvals, and the Company's ability to successfully manufacture, market and distribute its products and new products.

REVENUES

         The Company's revenues for 1997 were $10,935,286 compared to $295,108 in 1996. The strong growth was a result of increased sales of the System and related products caused by the establishment of a sales force whose efforts created a strong initial demand for these UAL products. International sales were $989,609 in 1997, representing 9.1% of consolidated net sales in 1997. Since inception through December 31, 1997, sales increases have been primarily due to the sale of UAL products. However, during the first nine months of 1998, the Company has been experiencing a softening in the sales of its UAL products.

COST OF REVENUES

         Cost of product sales was 40.8% of revenues for 1997, compared to 26.5% in 1996. The cost of the Company's UAL products increased because of its transition from the development stage in 1996 to production levels in 1997. During 1997, inventory was purchased in the normal course of business through suppliers rather than being primarily internally developed in 1996 and incrementally sold. Cost of product sales as a percentage of revenues have continued to increase in 1998.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses decreased to 99.5% of revenues in 1997, compared to 342.7% in the previous year. During 1997 and 1996, the Company was in the process of building up its infrastructure by arranging corporate offices, administrative staff and locating and recruiting key management. However, as more fully discussed in the "Liquidity and Capital Resources" section, the Company implemented measures in 1998 to reduce its infrastructure as a result of continuing losses and current liquidity situation.

RESEARCH  AND DEVELOPMENT EXPENSES

         Research and development expenses were 9.4% of sales in 1997, compared to 241.3% in 1996. The Company continues to spend funds on its FDA applications for the System, ancillary devices and disposable patient care products. In addition, the Company is beginning clinical studies on several new products, including, as a result of the PMI acquisition, the development of a vertebroplasty delivery system and radiopaque bone cements. The Company had expected to spend approximately as much money on its research and development projects in 1998 as was spent in 1997 at LySonix and intends to invest $4,000,000 at PMI over the subsequent four years from the date of acquisition. However, the Company may curtail spending on research and development as a result of its current liquidity situation until or unless it is able to achieve commercial viability or obtain additional funds.

OTHER INCOME , NET

         Other income, net, which represents primarily interest income, increased in 1997 primarily because of loans made by the Company to certain shareholders and affiliates at interest rates above treasury and other bank deposit interest rates (see Item 7. "Certain Relationships and Related Transactions"). The Company had no interest income or expense in the years 1996 or 1995.

INCOME TAXES

         As of December 31, 1997, the Company had approximately $5.1 million of net operating loss carryforwards for federal income tax purposes, which expire at various dates from the years 2010 through 2012. In addition, the Company has approximately $100,000 general business tax credit carryovers which will expire in 2011 and 2012. The Company's ability to utilize the net operating loss carryforwards, without limitation, is uncertain.

NET LOSS

         Net loss per common share in 1997 was $(1.09), compared to $(0.29) in 1996. The net loss per common share in 1998 will be effected by the conversion of the Series A Preferred Stock and the redemption of the Company's Convertible Debentures, which resulted in the issuance of 3,351,263 shares of the Company's Common Stock at May 31, 1998, and will result in at least an additional 107,412 shares by November 30, 1998.

INFLATION

         The Company does not believe that inflation has had a material impact on its results of operations since inception through December 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES

         The Company has incurred net operating losses since inception and expects to continue to incur such losses unless and until its products successfully achieve commercial viability. In addition, a significant portion of its contributed capital was advanced to an affiliated entity for the purpose of possibly forming a strategic alliance with another medical device company, Inamed Corporation (see Item 7. "Certain Relationships and Related Transactions"). The repayment of these advances was made primarily with long-term assets. These and other factors have caused a severe liquidity problem at the Company. Management of the Company has implemented a cost reduction plan which has reduced monthly operating expenses. Among the action taken by the Company in 1998 was the curtailment of certain research and development activities and the reduction of its sales and administration staff. While management believes that it has the means through existing capital, forecasted sales, the availability of other resources and by implementing cash-conserving measures to fund its operations into the foreseeable future, it will be necessary for the Company to obtain additional financing during 1998 and 1999 to sustain its operations and support the future growth of the business.* However, there can be no assurance that it will, among other things, be able to successfully consummate and integrate any acquisition of businesses, complete clinical trials, obtain appropriate regulatory clearance to market its products (or that such clearance will be obtained on a timely basis), scale up its manufacturing process or obtain capital when needed and on favorable terms in order to successfully commercialize its products.

         During the years ended December 31, 1997 and 1996, liquidity needs have been satisfied principally by private placements of common and preferred stock and convertible securities. Cash used in operating activities was $7,260,922 and $3,184,569 in 1997 and 1996, respectively.

         Cash used in investing activities was $12,512,934, and $209,609 in 1997 and 1996, respectively. Cash was used during these years primarily for capital expenditures and for advances to related parties and employees (see item 7. "Certain Relationships and Related Transactions").

         Cash provided by financing activities was $22,888,936, and $4,025,675 in 1997 and 1996, respectively, as a result of proceeds from securities privately placed by the Company.

         The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (year 2000) approaches. The "year 2000" problem is complex since virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The Company has purchased and is currently in the process of implementing an integrated manufacturing, financial and regulatory computer system which is year 2000 validated.

*This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Investors are strongly encouraged to review the section entitled "Business Factors" contained in Item 1. of this Registration Statement, for a discussion of factors that could affect future performance. The reader is cautioned that other sentences or sections not so identified may also contain forward-looking information.

ITEM 3.  PROPERTIES

         The Company leases approximately 4,000 square feet of office space in Las Vegas, Nevada, as corporate headquarters for the Company (see Item 7. "Certain Relationships and Related Transactions"). This one year lease expires December 31, 1998. The Company's subsidiary, LySonix, leased approximately 61,132 square feet of office, manufacturing and warehouse space in Carpinteria, California through July 1998. The Carpinteria facility lease commenced in April 1997 and had a term of fifteen years, renewable for two periods of five years each. Effective July 1998, the Company acquired the Carpinteria facility and the lease was cancelled (See Item 7. "Certain Relationships and Related Transactions"). The Company considers its facilities to be in good condition and more than suitable to accommodate it's current operations, and that alternative office space is available on comparable terms in each location to accommodate any future expansion as necessary.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of September 30, 1998 for
(i) each person or entity who is known by the Company to beneficially own five percent or more of the outstanding Common Stock of the Company, (ii) each of the Company's directors, and (iii) all directors and executive officers of the Company as a group:


                                                                NUMBER OF SHARES            PERCENTAGE OF
                                                                  BENEFICIALLY               OUTSTANDING
                                                                  OWNED (1)(2)                STOCK (3)
                                                                ----------------             -----------
NAME
  Donald K. McGhan (4)(5)                                         2,606,325                      23.9%
  Vegas Ventures, LLC                                             1,750,000                      16.0%
  Peter D. Costantino, M.D. (6)                                     100,000                         *
  Nikki M. Moseley                                                   75,000                         *
  Charles E. Barrantes                                                    0                         *
  Jim J. McGhan                                                      75,000                         *
  All directors and officers as a group (5 persons) (4)(5)(6)     2,856,325                      25.9%

*        Less than one percent.

(1) Each person has sole voting and investment power over the Common Stock shown as beneficially owned, subject to community property laws where applicable, and the information contained in the footnotes below. See
         Item 11. "Description of Company's Securities to be Registered."

(2) There are no shares of Common Stock issuable upon exercise of options exercisable within 60 days of September 30, 1998.

(3) Includes the anticipated conversion of a debenture issued during 1998 into 107,142 shares of Common Stock and of the Series B Preferred Stock issued in connection with the PMI acquisition into 666,667 shares of Common Stock (see Item 10. "Recent Sales of Unregistered Securities").

(4) Does not include 235,000 shares of Common Stock issued to members of Mr. McGhan's immediate family as to which Mr. McGhan disclaims beneficial ownership.

(5) Includes 1,033,000 shares of Common Stock issued to International Integrated Industries, L.L.C., of which Mr. McGhan is the Managing Member; 400,000 shares of Common Stock issued to Global Asset Management, L.P., of which Mr. McGhan is the General Partner; 420,000 shares of Common Stock issued to MDA Equity Performance, L.P., of which Mr. McGhan is the managing General Partner; 400,000 shares of Common Stock issued to McGhan Management, L.P., of which Mr. McGhan is the General Partner; and 200,000 shares of Common Stock issued to Mr. McGhan's wife.

(6) Includes 100,000 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of September 30, 1998.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

MANAGEMENT -- EXECUTIVE OFFICERS, DIRECTORS AND OTHER KEY EMPLOYEES

         The executive officers, directors and other key employees of the Company, and their ages and positions as of September 30, 1998, are as follows:

   NAME                                   AGE                               POSITION
   ----------------------------------    ------     -----------------------------------------------------------------
                                                    <C.
   Donald K. McGhan..................      64       Chairman of the Board and President, Medical Device Alliance Inc.

   Charles E. Barrantes..............      46       Chief Financial Officer, Medical Device Alliance Inc.

   Peter D. Costantino, M.D..........      40       Chief Executive Officer,  Medical Device Alliance Inc.

   Jim J. McGhan.....................      45       Chief Operating Officer, Medical Device Alliance Inc.

   Nikki M. Moseley..................      43       Secretary and Director, Medical Device Alliance Inc.

         Donald K. McGhan is a founder of the Company and has served as its Chairman of the Board from its inception and has served as President of the Company since September 30, 1998. Previously, Mr. McGhan was a founder and Director of Miravant Medical Technologies, Inc. (Nasdaq: MRVT), which was originally named PDT, Inc. Mr. McGhan was also a founder, Chairman of the Board and President of INAMED Corporation (Nasdaq OTC: IMDC); founder, Chairman of the Board and Chief Executive Officer of McGhan NuSil Corporation, which was acquired by Union Carbide Corporation in 1990; and a founder, President and Chairman of the Board of Immulok, Inc., which was acquired by Ortho Diagnostics Systems, Inc., a subsidiary of Johnson & Johnson in 1983.

          Charles E. Barrantes, a certified public accountant, joined the Company in July 1998 as Vice President and Chief Financial Officer. Previously, Mr. Barrantes was Vice President and Chief Financial Officer for Whittaker Corporation, a NYSE-listed diversified company involved in the aerospace, defense electronics and global networking industries. Prior to that, Mr. Barrantes served as Executive Vice President and Chief Financial Officer and Secretary of Thompson PBE, Inc., a Nasdaq-traded company with consolidated net sales of over $200 million in 1996, and as Vice President, Corporate Controller and Secretary of Superior Industries International, Inc., a NYSE-listed company with consolidated net sales over $500 million. From May 1977 until January 1989, Mr. Barrantes was employed by the international accounting firm of Arthur Andersen.

         Peter D. Costantino, M.D. joined the Company in May 1998 as Chief Executive Officer and was a member of the Board of Directors of PMI. Dr. Costantino is also currently a scientific consultant to Oscto Genies, Inc., Howmedica Leibinger, Inc. and LifeCell Corporation and is an Associate Professor and Co-Director of the Microsurgery Fellowship and Laboratory in the Department of Otolaryngology at the Mount Sinai School of Medicine. He is also clinical assistant professor in the Department of Surgery at Uniformed Services Health Sciences University and the recipient of numerous honors and awards presented by the American Academy of Facial Plastic and Reconstructive Surgery, among others. Dr. Costantino received his medical degrees from Northwestern University Medical School. Dr. Costantino has informed the Company that he will resign as an executive officer effective November 9, 1998.

         Jim J. McGhan joined the Company in September 1998 as Vice President and Chief Operating Officer. Mr. McGhan is also currently a Director of INAMED Corporation. Previously Mr. McGhan was Chief Operating Officer for INAMED and prior to that, President and Chief Executive Officer of INAMED's wholly-owned subsidiary, McGhan Medical Corporation. In the past, Mr. McGhan also served as President of INAMED's wholly-owned subsidiaries, CUI Corporation and BioEnterics Corporation.

         Nikki M. Moseley has served as Secretary of the Company since its inception. Previously, Ms. Moseley was Secretary and a business consultant for Miravant Medical Technologies, Inc. and, prior to that, served as a business consultant for INAMED Corporation. Ms. Moseley has also served as a business consultant for McGhan NuSil Corporation and Immulok, Inc.

         The Company currently has two directors. All directors serve on the Board of Directors of the Company until the next annual meeting of the stockholders of the Company and until their successors are elected and qualified. Mr. Donald K. McGhan is the father of Mr. Jim J. McGhan and Ms. Nikki
M. Moseley. There are no other family relationships among any of the executive officers of the Company. The Company's executive officers serve at the discretion of the Board of Directors.

ITEM 6.  EXECUTIVE COMPENSATION

         There were no executive officers whose total annual salary exceeded $100,000 for services rendered in all capacities to the Company during the fiscal years ended December 31, 1997, 1996 and 1995.

DIRECTOR COMPENSATION

The Company does not pay cash compensation to its directors. However, under the Company's contemplated Stock Compensation Plan, each non-employee director would receive an annual retainer and fees for each Board or committee meeting in the form of options for shares of the Company's Common Stock. In addition, the Company reimburses directors for expenses incurred in attending board and committee meetings.

EMPLOYMENT AGREEMENT

         On March 19, 1998, the Company entered into an employment agreement with Peter D. Costantino, M.D. (the "Costantino Agreement"), whereby the Company named Dr. Costantino the Chief Executive Officer for a term of five years. Under the terms of the Costantino Agreement, Dr. Costantino is to be paid $400,000 per year in addition to quarterly bonuses of a minimum of $30,000 and a maximum of $100,000 on an annualized basis. In addition, Dr. Costantino received employment warrants granting him the right to purchase a total of 300,000 shares of the Company's Common Stock at a price of $5.00 per share. Of these employment warrants, 100,000 expire on May 15, 2001 and 200,000 expire on May 15, 2003.

         The Company also entered into separate severance and retention agreements (the "Severance and Retention Agreements") with Dr. Costantino. Under the terms of the Severance and Retention Agreements, upon a change in control of the Company, which may or may not result in the termination of Dr. Costantino, as defined, he will be entitled to certain benefits, including salary continuation, through the term of the Costantino Agreement or longer, depending on certain defined conditions.

         On October 6, 1998, Dr. Costantino informed the Company that he will resign as an executive officer effective November 9, 1998.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SHARE OWNERSHIP

         Donald K. McGhan, the Company's Chairman of the Board and President, owns of record 153,325 shares of the Company's Common Stock. In addition, Integrated International Industries, L.L.C., a limited liability company, owns 1,033,000 shares of the Company's Common Stock. Mr. McGhan is the Managing Member of International Integrated Industries, L.L.C. Mr. McGhan is the General Partner of McGhan Management, L.P., a limited partnership which owns 400,000 shares of the Company's Common Stock and of Global Asset Management, L.P., a limited partnership which owns 400,000 shares of the Company's Common

Stock. MDA Equity Performance, L.P., a limited partnership, owns 420,000 shares of the Company's Common Stock. McGhan Management Corporation, a Nevada corporation, is the General Partner of MDA Equity Performance, L.P. and Mr. McGhan is the Chairman of the Board and President of McGhan Management Corporation. Mr. McGhan has voting and dispositive power over the shares of the Company's Common Stock held by the above listed entities and, accordingly, may be deemed to have beneficial ownership with respect to these shares.

RELATED-PARTY TRANSACTIONS

         Mr. Donald K. McGhan was the former Chairman of the Board and Chief Executive Officer of Inamed Corporation ("Inamed"), a public company engaged in the development, manufacturing and marketing of medical devices for the plastic and reconstructive, bariatric and general surgery markets. During 1997 and continuing in 1998, the Company made advances to International Integrated Industries, L.L.C. ("III"), for the purpose of a possible business alliance with and/or acquisition of technology from Inamed. These advances, which bore interest at the rate of ten percent per annum, totaled $6,873,192 at December 31, 1997.

         Effective July 8, 1998, the Company entered into an agreement to receive, in satisfaction for this receivable from III, 860,000 shares of Inamed common stock with a value of $7.5625 per share and the assignment of the Carpinteria facility previously leased by LySonix from McMark Limited Partnership ("McMark"), an affiliated entity in which Mr. McGhan and certain other stockholders have a controlling financial interest. In addition, Mr. McGhan assigned warrants to purchase 260,000 shares of Inamed common stock at a price of $12.40 per share to the Company. The Company, in receiving the Inamed common stock, must adhere to various "standstill" provisions for a five-year period, including voting the shares in proportion to the votes of all other Inamed shareholders.

         Under the terms of the agreement, III has agreed to make whole the difference between the per share value of $7.5625 and any lesser amount that the Company may realize upon any sale of the Inamed common stock through December 31, 2003, and also has agreed to make whole the difference between the net equity of the real property recorded on the Company's books at July 8, 1998 ($1,886,117) and any shortfall from the net proceeds received upon the sale, if any, of the real property through December 31, 1999. As a result of this agreement, the Company recorded a $2,000,000 valuation allowance as of December 31, 1997 based on the restrictions of the Inamed common stock. During the period from July 8, 1998 through September 30, 1998, III repurchased 189,488 shares of the Inamed common stock from the Company at a price of $7.5625 per share.

         The Company incurred fees and expenses for management, administrative, accounting and consulting services totaling $583,587 in 1997 and $195,025 in 1996, payable to stockholders, officers, directors, and entities in which certain stockholders (including Mr. McGhan), officers and directors have a controlling financial interest.

         During 1997, the Company purchased property and equipment totaling $140,000 through entities in which certain stockholders (including Mr. McGhan), officers and directors have a controlling financial interest. During 1997 and 1996, the Company incurred $1,339,230 and $670,740, respectively, for aircraft transportation provided by an entity in which certain stockholders (including Mr. McGhan) and directors have a controlling financial interest.

         The Company leased its Las Vegas, Nevada office facility from Inamed from January 1, 1997 through December 1, 1997, and currently leases this office facility from III through December 31, 1998 at a rental of $11,000 per month.

         During 1997, the Company incurred fees and expenses for services totaling $10,761, purchased property and equipment totaling $336,566 and incurred rent for its Las Vegas, Nevada office facility totaling $120,000 as a result of transactions with Inamed or its subsidiaries. In addition, during 1997, LySonix sold products internationally to and made purchases domestically from Inamed or its subsidiaries totaling $630,765 and $63,100, respectively. Included in trade receivables at December 31, 1997, are amounts due from Inamed and its subsidiaries totaling $570,765. These amounts have been substantially reserved for as of December 31, 1997.

         The Company has made loans to certain key employees which totaled $238,760 as of December 31, 1997. These loans bear interest at eight percent, are secured by the common or preferred stock of the Company held by the employees and mature in varying times through July 2003.

ITEM 8.  LEGAL PROCEEDINGS

         The Company was notified in April 1997, that an alleged patent infringement suit has been filed against the Company and its wholly-owned subsidiary, LySonix. The suit was filed by Mentor Corporation (Nasdaq: MNTR), a medical and surgical device company that develops and markets silicone-based products to specialty medical markets. Mentor has been trying to develop a device for ultrasound-assisted lipoplasty since 1995 and had limited commercial sales since the 4th quarter of 1997. The Company believes that the suit filed by Mentor is without merit and substance, however, the Company takes all legal matters seriously and has retained patent litigation counsel to aggressively pursue a successful conclusion to this matter and to take any other legal action necessary to defend any of the Company's licenses or patents. The Company's management has extensive experience in protecting intellectual and proprietary medical device patents. Management is very optimistic regarding the outcome of this suit, although there can be no assurances regarding the alleged infringement. The Company has also been notified of a product liability claim filed against LySonix which, in the opinion of the Company's counsel, is covered under the Company's standard product liability insurance policy.

         Other than as stated above, neither the Company nor any officer or director of the Company is a party to any pending legal proceedings relating to the Company and no such proceedings are known to be contemplated.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         As of December 31, 1997, the Company had outstanding 6,800,000 shares of Common Stock held by 306 stockholders and 2,657,085 shares of Series A Preferred Stock held by 348 stockholders, which automatically converted into Common Stock on a 1:1 basis by February 28, 1998. As a result, at September 30, 1998, the Company has outstanding, 10,135,430 shares of Common Stock held by 652 shareholders and has no outstanding shares of Series A Preferred Stock.

         There is no established public trading market for any class of the Company's equity securities.

         The Company has not paid any dividends on any of its capital stock and does not anticipate that any cash dividends will be declared in the foreseeable future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

         From September 11, 1995 through December 31, 1997, the Company issued and sold the following securities:

         (a) In September 1995, the Company issued 2,900,000 shares of Common Stock to the founders of the Company for an aggregate purchase price of $145,000 and promissory notes totaling $1,875, all of which were paid by December 31, 1997.

         (b) In November 1995, the Company issued 2,400,000 shares of Common Stock to founders and insiders of the Company for an aggregate purchase price of $1,200,000 and promissory notes totaling $1,200,000, all of which except $37,500 were paid by December 31, 1997.

         (c) From October 1996 to March 1997, the Company issued an aggregate of 1,500,000 shares of Common Stock under a Private Placement Memorandum for proceeds of $ $7,157,999, which is net of issuance costs totaling $342,001, and promissory notes totaling $224,165, all of which remain outstanding as of December 31, 1997.

         (d) The Company intends to adopt the 1998 Stock Compensation Program (the "Program") for the benefit of selected individuals for the Company who will be responsible for its future growth. The Program requires approval from the Company's Board of Directors and, within one year therefrom, its stockholders. The Program is contemplated to have a maximum aggregate number of 1,300,000 shares available for grant and is to be composed of seven parts in order to maintain flexibility in awarding stock benefits. These parts include provisions for the granting of, among other things, incentive stock options, non-qualified stock options, restricted shares of common stock and stock appreciation rights. The Program is intended to remain in effect for ten years, unless sooner terminated, as defined. As of September 30, 1998, 428,000 shares have been reserved for issuance to key individuals of the Company, subject to the appropriate adoption and approval of the Program. In addition, the Company has issued employment warrants to an officer totaling 300,000 to purchase common stock at $5.00 per share. Of these employment warrants, 100,000 expire on May 15, 2001 and 200,000 expire on May 15, 2003.

         (e) During the year ended December 31, 1997, the Company issued an aggregate of 2,657,085 shares of Series A Preferred Stock under a Private Placement Memorandum for proceeds of $14,437,831, which is net of issuance costs totaling $1,504,679.

         (f) During the year ended December 31, 1997, the Company issued an aggregate of $4,859,246 worth of Convertible Debentures, all of which was converted into 694,178 shares of common stock by May 30, 1998. In addition, in 1998, the Company issued an aggregate of $749,994 worth of a Convertible Debenture, which will be automatically converted by November 30, 1998 into at least 107,142 shares of common stock.

         (g) During the year ended December 31, 1997, a total of 62,416 warrants to purchase common stock, 58,005 at $5.00 per share and 4,411 at $6.00 per share, were issued to selling agents in connection with the Private Placement Memorandums described in (c) and (e) above. Of these warrants, the 58,005 expire on March 31, 2000 and the 4,411 expire on August 31, 2000.

         (h) During September 1998, pursuant to a merger agreement, the Company issued an aggregate of 666,667 shares of Series B Preferred Stock for the acquisition of PMI. The shareholders of PMI each received one (1) share of the Company's Series B Preferred Stock in exchange for approximately 13 shares of PMI Class A Common Stock. The holders of the Company's Series B Preferred Stock can elect the redemption right of $7.50 per share payable in three (3) equal installments at any time after eighteen (18) months of the issuance date. In addition, the Series B Preferred shares also carry an optional conversion privilege to exchange the shares for the Company's Class A Common Stock at a "conversion price" of $7.50 per share at any time after the issuance date. The Series B Preferred shares also carry a mandatory conversion date defined as the effective date of a registration statement under the Securities Act of 1933 relating to an initial public offering of the Company's Class A Common Stock or the Company's Common Stock otherwise becoming publicly traded.

         The issuances of the securities described in Items 10 (a), (b), (c),
(e), (f), (g), and (h) were deemed to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") in reliance on Section 4(2). The issuance of the securities described in Items 10 (a), (b), (c), (e),
(f), (g), and (h) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had access, through their relationships with the Company, to information about the Company.

ITEM 11. DESCRIPTION OF COMPANY'S SECURITIES TO BE REGISTERED

         The Company is authorized to issue up to 50,000,000 shares of Common Stock, $.001 par value, and 20,000,000 shares of Preferred Stock, par value $.001, to be divided into such classes or series as the Board of Directors may determine. As of September 30, 1998, 10,135,430 shares of Common Stock were issued and outstanding.

         The following summary of certain provisions of the Common Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation, as amended, which is included as an exhibit to this Registration Statement, and by the provisions of applicable law.

COMMON STOCK

         Each holder of Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Subject to the preferences of the Series A Preferred Stock described below, each holder of Common Stock is entitled to share ratably in distributions to shareholders, to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation, dissolution or winding up of the Company, is entitled to share ratably in all assets remaining after payment of liabilities. The holders of Common Stock have no conversion, pre-emptive or other rights to subscribe for additional shares and are not subject to redemption or sinking fund provisions. The outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

         Of the outstanding shares of Common Stock, 6,541,252 shares are subject to first right of refusal by the Company or, if the Company does not exercise its right to repurchase, then the shareholders of the Company have the first right of refusal to purchase the shares at the same terms as offered, in writing, to the shareholder who is selling such shares. The right of first refusal terminates upon the effectiveness of a public offering.

         The Company has agreed to issue to purchasers of Common Stock through the Common Stock Offering additional shares of Common Stock, for no additional consideration, if the Company from time to time until the Company completes an initial public offering (an "IPO") of its Common Stock pursuant to a registration statement filed with the Securities and Exchange Commission (the "SEC") filed under the Securities Act of 1933, as amended (the "Act"), if the Company subsequently completes any private placement sales of Common Stock, or any preferred stock of the Company convertible into or exchangeable for Common Stock of the Company, (each a "Private Placement") or an IPO at a purchase price lower than $5.00 per share in the case of Common Stock, or with a conversion price or exchange rate lower than $5.00 per share in the case of any preferred stock, adjusted for stock splits, stock dividends or recapitalization, sufficient to have the effect of reducing the price per share to the price per share (or conversion price or exchange rate as applicable), as adjusted, that shares of Common Stock or preferred stock are sold in a private placement or an IPO, excluding stock sales made to officers, directors, employees or agents in the normal course of business.

         The Company has also agreed to provide registration rights for the purchasers of Common Stock in the Common Stock Offering (the "Common Stockholders"). For the period commencing with the issuance of the Shares and terminating two years after the Effective Date, as defined, if at any time the Company shall propose to register any of its shares for sale or disposition for its own account for cash under the Act in a public offering, including the Company's IPO, other than a registration relating to its employee benefit plans, the Company shall give to the Common Stockholders at least thirty (30) days' written notice prior to the filing thereof and in any underwriting involved therein, a portion of the Common Stockholders' Shares which are specified in a written request, or requests, made by the Common Stockholders within ten (10) days after receipt of such written notice from the Company by the Common Stockholders (the "Piggyback Registration Rights"). The Piggyback Registration Rights shall be conditioned upon the Common Stockholders' participation in any underwriting relating to the Company's registered public offering. The implementation of these registration rights will be subject to the approval of the underwriter, in its sole discretion, and will be in proportion to the shares sold by the Company. For example, if the Company agrees to sell 10% of the outstanding shares, then the Common Stockholders who have these Piggyback Registration Rights would be entitled to sell, on a pro rata basis among themselves, up to 10% of their shares. The utilization of Piggyback Registration Rights would include the obligation of the Common Stockholders to pay all underwriting commissions with respect to the shares sold by the Common Stockholders and to pay a pro rata share of all registration expenses and fees, including legal, accounting and printing expenses.

         In addition, from time to time, the Company has agreed to register the Common Stockholders' Shares, at its expense, on registration statements or Form S-3 after the date upon which the Company meets the requirements to register the Common Stockholders' Shares on a Form S-3.

         The Company has also granted Piggyback Registration Rights to shareholders who purchased shares in November 1995, covering 2,400,000 shares.

CERTIFICATE OF INCORPORATION AND BY-LAWS

         The Company's Articles of Incorporation authorizes the issuance of additional shares of Common Stock, without stockholder approval. The Company's Bylaws do not permit anyone other than the Board of Directors, the Chairman of the Board or the President to call special meetings of the stockholders. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions also may have the effect of preventing changes in the management of the Company.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         As permitted by Nevada law, the Company's Certificate of Incorporation, as amended, includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their duty of care. In addition, as permitted by Nevada law, the Bylaws of the Company provide that: (i) the Company is required to indemnify its directors and officers and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of the Company) at the Company's request, to the fullest extent permitted by Nevada law; (ii) the Company is required to indemnify its directors and officers and persons serving in such capacities in other business enterprises at the Company's request in connection with any action, suit, or proceeding initiated by such person only if such initiation was authorized by the Board of Directors;
(iii) the Company may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law; (iv) the Company is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding; (v) the rights conferred in the Bylaws are not exclusive; and (vi) the Company may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, officers and employees.

         The Company's policy is to enter into indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and officers by Nevada law and the Bylaws, as well as certain additional procedural protections. In addition, the indemnification agreements provide that directors and officers will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney's fees) and settlement amounts paid or incurred by them in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director, officer, employee, agent or fiduciary of the Company, any subsidiary of the Company or any other company or enterprise to which such person provides services at the request of the Company unless a reviewing party as appointed by the Board of Directors determines that the Company is not obligated to indemnify under applicable law. The Company will not be obligated pursuant to the indemnification agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the Board of Directors or brought to enforce a right to indemnification under the indemnification agreement, the Company's Bylaws or any statute or law or as otherwise required under Section 145 of the DGCL. Under the agreements, the Company is not obligated to indemnify the indemnified party
(i) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court having jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous (ii) for any expenses incurred by the indemnified party with respect to any proceeding instituted by or in the name of the Company to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material defenses made by the indemnified party in such proceeding was made in bad faith or was frivolous, (iii) for any amounts paid in settlement of a proceeding unless the Company consents to such settlement; (iv) for any expenses resulting from acts, omissions or transactions for which a court having jurisdiction makes a final judicial determination that the indemnified party is prohibited from receiving indemnification under the agreement or applicable law ; or (v) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the Company pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, and related laws.

         The indemnification provisions in the Bylaws and the indemnification agreements entered into between the Company and its directors and officers may be sufficiently broad to permit indemnification of the Company's directors and officers for liabilities arising under the Securities Act.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Item 15.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a)      Financial Statements and Schedules

1. Financial Statements. The following Consolidated Financial Statements of Medical Device Alliance Inc. and subsidiaries and the Report of Independent Auditors are included at pages F-l through F-14 of this Registration Statement.


Independent Auditors' Report ...................................................F-1

Consolidated Balance Sheets
as of December 31, 1997 and 1996................................................F-2

Consolidated Statements of Operations for the Years
Ended December 31, 1997 and 1996........................... ....................F-4

Consolidated Statements of Stockholders' Equity
for the Years Ended December 31, 1997 and 1996.... .............................F-5

Consolidated Statements of Cash Flows for the Years
Ended December 31, 1997 and 1996................................................F-6

Notes to Consolidated Financial Statements .....................................F-7

2. Financial Statement Schedules

Schedules have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or notes thereto.

(b)      Exhibits

      Exhibit                                   Description
      -------                                   -----------


        3.1           Registrant's Articles of Incorporation.

        3.2           Registrant's By-Laws.

        4.1           Specimen Stock Certificate for Medical Device Alliance
                      Inc. Common Stock, par value $.001 per share.

        10.1          Medical Device Alliance Inc. 1998 Stock Compensation
                      Program, together with the required form of written consent of a majority of the shareholders.

        10.2          Form of Medical Device Alliance Inc. Common Stock Private
                      Placement Memorandum dated as of November 1, 1996.

        10.3          Form of Medical Device Alliance Inc. Series A Preferred
                      Stock Private Placement Memorandum dated as of April 15,
                      1997.

        10.4 Form of Medical Device Alliance Inc. Debenture Offering dated as of October 10, 1997.



        10.5          Convertible Debenture Agreement dated May 1, 1998 between
                      Medical Device Alliance Inc. and E* Capital Corporation.

        10.6          Form of Indemnification Agreement entered into by Medical
                      Device Alliance Inc. with each of it's Directors and Executive Officers.

        10.7          Form of Selling Agent Warrant for Common Stock Private
                      Placement

        10.8          Form of Selling Agent Warrant for Series A Preferred Stock
                      Placement

        10.9          Legal Consulting Agreement between Medical Device Alliance
                      Inc. and Nida & Maloney, P.C. dated as of April 1, 1998.

        10.10         Employment Agreement between Medical Device Alliance Inc.
                      and Peter D. Costantino, M.D. dated as of March 19, 1998.

        10.11         Warrant Agreement between Medical Device Alliance Inc. and
                      Peter D. Costantino, M.D. dated as of April 1, 1998.

        10.12         Executive Officer Warrant Agreement between Medical Device
                      Alliance Inc. and Peter Costantino, M.D. dated as of May
                      15, 1998.

        10.13         Exclusive License Agreement between Medical Device
                      Alliance Inc. and Misonix, Inc. dated as of December 10,
                      1995.

        10.14         Modification to Exclusive License Agreement between
                      Medical Device Alliance Inc. and Misonix, Inc. dated as of
                      February 27, 1996.

        10.15         Private Label Vendor Agreement between Medical Device
                      Alliance Inc.'s wholly-owned subsidiary, MDA Capital
                      Incorporated, and Lighthouse Capital, Inc. dated as of January 15, 1997.

        10.16         Addendum to Private Label Vendor Agreement between MDA
                      Capital Incorporated and Lighthouse Capital, Inc. as of
                      January 15, 1997.

        10.17         Second Addendum to Private Label Vendor Agreement between
                      MDA Capital Incorporated and Lighthouse Capital dated as of February 12, 1997.

        10.18         Third addendum to Private Label Vendor Agreement between
                      MDA Capital Incorporated and Lighthouse Capital dated as of February 12, 1997.

        10.19         Fourth addendum to Private Label Vendor Agreement between
                      MDA Capital Incorporated and Lighthouse Capital dated as of March 1, 1998.

        10.20         Fifth addendum to Private Label Vendor Agreement between
                      MDA Capital Incorporated and Lighthouse Capital dated as of September 1, 1998.

        10.21         Distribution Agreement between Medical Device Alliance
                      Inc.'s wholly-owned subsidiary, LySonix Incorporated, and the Marena Group dated as of September 24, 1997.


        10.22         Distribution Agreement between LySonix Incorporated and
                      FlowMatrix Corporation dated as of October 8, 1997.

        10.23         Co-Marketing Agreement by and among LySonix Incorporated,
                      MDA Capital Incorporated and McGhan Medical Corporation dated as of January 1, 1998.

        10.24         Debt Conversion Agreement by Medical Device Alliance Inc.,
                      International Integrated Industries, L.L.C. and McMark
                      Limited Partnership effective as of July 8, 1998.

        10.25         Agreement and Plan of Merger among Medical Device Alliance
                      Inc.; it's wholly-owned subsidiary, PX Acquisition Corp., and Parallax Medical, Inc. dated as of August 10, 1998.

        10.26         Registration Rights Agreement between Medical Device
                      Alliance Inc. and Parallax Medical, Inc. Shareholders dated as of July 31, 1998.

        10.27         Stockholders' Escrow Agreement among Medical Device
                      Alliance Inc., Santa Barbara Bank & Trust, Parallax
                      Medical, Inc. Shareholders and Stockholders' Agent dated as of July 31, 1998.

        10.28         Escrow Fee Agreement letter dated August 10, 1998 from
                      Medical Device Alliance Inc. and Santa Barbara Bank &
                      Trust.

        10.29         Certificate of Designation, Rights and Preferences of the
                      Series B Convertible Preferred Stock of Medical Device
                      Alliance Inc. pursuant to Chapter 78 of the Nevada Revised
                      Statutes for Series B Preferred Stock dated August 10,
                      1998.

        10.30         Certificate of Merger of Parallax Medical, Inc. into PX
                      Acquisition Corp. dated as of August 10, 1998.

        10.31         Notice of Merger of Parallax Medical, Inc. into PX
                      Acquisition Corp., a wholly-owned subsidiary of Medical
                      Device Alliance Inc., dated September 21, 1998.

        10.32         Funding Commitment Letter dated August 10, 1998 from
                      Medical Device Alliance Inc. to Parallax Medical, Inc.

        10.33         Employment Agreement between Parallax Medical, Inc. and
                      Howard Preissman dated August 10, 1998.

        21            Registrant's Subsidiaries


                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    MEDICAL DEVICE ALLIANCE INC.



                                    By: /s/ Donald K. McGhan
                                        ----------------------------------------
                                        Donald K. McGhan, Chairman and President




Dated:  October 20, 1998

                                  VERIFICATION

         The undersigned hereby certifies as follows:

1. I am an officer and/or director of Medical Device Alliance Inc. As such, I am personally familiar with the facts and circumstances pertaining to its business.

2. I have read the Form 10-SB prepared on behalf of the corporation by Raymond Grimes, Esq., for filing with the Securities and Exchange Commission and various stock exchanges. The descriptions of the company's business, properties, officers, directors, employees, description of securities and all other matters set forth therein are true and correct to the best of my knowledge.

3. Such Form 10-SB does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

         I certify that the foregoing statements made by me are true. I am aware that if any of the foregoing statements made by me are willfully false, I am subject to punishment.



Dated: October 20, 1998                 /s/   Donald K. McGhan
                                        ----------------------------------------
                                        Chairman and President



                                        /s/  Nikki M. Moseley
                                        ----------------------------------------
                                        Director

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Medical Device Alliance Inc. and
Subsidiaries:

We have audited the accompanying consolidated balance sheets of Medical Device Alliance Inc. and its subsidiaries (the "Company") as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1997 and 1996 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Farber & Hass, LLP

Oxnard, California
August 7, 1998

                  MEDICAL DEVICE ALLIANCE INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                               AS OF DECEMBER 31,

ASSETS
                                                        1997              1996
                                                    ------------      ------------

CURRENT ASSETS:

Cash and cash equivalents                           $  3,746,577      $    631,497
Receivables:
    Trade, net                                         2,082,594           272,162
    Related parties                                      296,956                --
    Others                                               651,233                --
Investments, short-term                                1,283,214                --
Inventories                                            4,402,520           844,391
Prepaid expenses and other current assets                848,154           484,000
                                                    ------------      ------------
Total Current Assets                                  13,311,248         2,232,050
                                                    ------------      ------------

PROPERTY AND EQUIPMENT:

Leasehold improvements                                    73,076                --
Furniture and equipment                                1,788,091            10,739
Less: accumulated depreciation and amortization         (214,035)           (2,024)
                                                    ------------      ------------
Net property and equipment                             1,647,132             8,715
                                                    ------------      ------------

Receivables, net of current portion:
    Trade                                                 30,543                --
    Related parties, net                               4,873,192                --
    Employees                                            238,760                --

Investments, long-term                                 1,848,044                --

Intangible assets, net                                   417,635           492,303

Other assets                                              42,995                --
                                                    ------------      ------------
TOTAL ASSETS                                        $ 22,409,549      $  2,733,068
                                                    ============      ============



  The accompanying notes are an integral part of these consolidated financial statements.

                  MEDICAL DEVICE ALLIANCE INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                               AS OF DECEMBER 31,

LIABILITIES and STOCKHOLDERS' EQUITY


                                                                1997              1996
                                                            ------------      ------------
CURRENT LIABILITIES:

Accounts payable                                            $  3,236,920      $    226,301
Due to related parties                                           565,254                --
Advances from stockholders                                            --            24,750
Accrued expenses and other liabilities                           386,886            11,583
                                                            ------------      ------------
Total Current Liabilities                                      4,189,060           262,634
                                                            ------------      ------------

Convertible debentures                                         4,498,740                --

Commitments and contingencies (Note 6)                                --                --

STOCKHOLDERS' EQUITY:
Preferred Stock--$ .001 par
value; 20,000,000 shares
authorized; 2,657,085 shares
issued and outstanding at December 31, 1997                        2,657                --

Common Stock--$ .001 par
value; 50,000,000 shares
authorized; 6,800,000 and 5,889,600 shares
issued and outstanding at December 31, 1997
and 1996, respectively                                             6,800             5,890


Additional paid-in capital                                    22,931,373         4,200,410

Less: notes receivable                                          (261,665)          (37,500)

Unrealized loss on investments                                   (37,000)               --

Accumulated deficit                                           (8,920,416)       (1,698,366)
                                                            ------------      ------------
Total Stockholders' Equity                                    13,721,749         2,470,434
                                                            ------------      ------------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                    $ 22,409,549      $  2,733,068
                                                            ============      ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                  MEDICAL DEVICE ALLIANCE INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                        FOR THE YEARS ENDED DECEMBER 31,


                                                                 1997              1996
                                                            ------------      ------------
REVENUES:

Product sales                                               $ 10,935,286      $    295,108
                                                            ------------      ------------

COSTS AND EXPENSES:

Cost of product sales                                          4,462,657            78,138
Selling, general and administrative                           10,883,217         1,011,222
Research and development                                       1,017,487           712,146
Depreciation and amortization                                    418,650            21,081
Provision on long-term receivables from related parties        2,000,000                --
                                                            ------------      ------------
Total Costs and Expenses                                      18,782,011         1,822,587
                                                            ------------      ------------

OPERATING LOSS                                                (7,846,725)       (1,527,479)

Other income, net (including interest income of $544,934)        624,675                --
                                                            ------------      ------------
NET LOSS                                                    $ (7,222,050)     $ (1,527,479)
                                                            ============      ============

NET LOSS PER COMMON SHARE                                   $      (1.09)     $      (0.29)
                                                            ============      ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                  MEDICAL DEVICE ALLIANCE INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                                                      Additional
                                        Preferred Stock                    Common Stock                Paid-in           Notes
                                    Shares           Amount           Shares           Amount          Capital         Receivable
                                 ------------     ------------     ------------     ------------     ------------     ------------

Balance at December 31, 1995               --     $         --        5,300,000     $      5,300     $  1,339,700     $ (1,201,875)
Net collections of
    subscriptions receivable               --               --               --               --               --        1,164,375
Issuance of common stock                   --               --          589,600              590        2,860,710               --
Net loss                                   --               --               --               --               --               --
                                 ------------     ------------     ------------     ------------     ------------     ------------
Balance at December 31, 1996               --               --        5,889,600            5,890        4,200,410          (37,500)
Issuance of common stock                   --               --          910,400              910        4,295,789         (224,165)
Issuance of preferred stock         2,657,085            2,657               --               --       14,435,174               --
Unrealized loss on
    investments                            --               --               --               --               --               --
Net loss                                   --               --               --               --               --               --
                                 ------------     ------------     ------------     ------------     ------------     ------------
Balance at December 31, 1997        2,657,085     $      2,657        6,800,000     $      6,800     $ 22,931,373     $   (261,665)
                                 ============     ============     ============     ============     ============     ============



                                  Unrealized
                                    Loss on         Accumulated
                                  Investments         Deficit            Total
                                  ------------      ------------      ------------

Balance at December 31, 1995      $         --      $   (170,887)     $    (27,762)
Net collections of
    subscriptions receivable                --                --         1,164,375
Issuance of common stock                    --                --         2,861,300
Net loss                                    --        (1,527,479)       (1,527,479)
                                  ------------      ------------      ------------
Balance at December 31, 1996                --        (1,698,366)        2,470,434
Issuance of common stock                    --                --         4,072,534
Issuance of preferred stock                 --                --        14,437,831
Unrealized loss on
    investments                        (37,000)               --           (37,000)
Net loss                                    --        (7,222,050)       (7,222,050)
                                  ------------      ------------      ------------
Balance at December 31, 1997      $    (37,000)     $ (8,920,416)     $ 13,721,749
                                  ============      ============      ============



                     The accompanying notes are an integral
                part of these consolidated financial statements.

                  MEDICAL DEVICE ALLIANCE INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                1997              1996
                                                                            ------------      ------------
OPERATING ACTIVITIES:
Net loss                                                                    $ (7,222,050)     $ (1,527,479)
Adjustments to reconcile net loss to cash used in operating activities:
    Depreciation and amortization                                                298,481            21,081
    Provision on long-term receivables from related parties                    2,000,000                --
    Amortization of debenture issuance costs                                     120,169                --
Changes in operating assets and liabilities:
    Receivables                                                               (2,461,665)         (272,162)
    Inventories                                                               (3,558,129)         (844,391)
    Prepaid expenses and other current assets                                   (364,154)         (469,000)
    Accounts payable and other liabilities                                     3,926,426           (92,618)
                                                                            ------------      ------------
Net Cash Used In Operating Activities                                         (7,260,922)       (3,184,569)
                                                                            ------------      ------------

INVESTING ACTIVITIES:

Net purchases of investments                                                  (3,168,258)               --
Purchases of property and equipment                                           (1,850,428)           (8,114)
Net advances to related parties and employees                                 (7,408,908)               --
Intangible and other assets                                                      (85,340)         (201,495)
                                                                            ------------      ------------
Net Cash Used In Investing Activities                                        (12,512,934)         (209,609)
                                                                            ------------      ------------

FINANCING ACTIVITIES:

Proceeds from issuance of:
   Common stock                                                                4,552,000         2,948,000
   Preferred stock                                                            15,942,510                --
   Convertible debentures                                                      4,859,246                --
Stock and debenture issuance costs                                            (2,240,655)          (86,700)
Net change in notes receivable                                                  (224,165)        1,164,375
                                                                            ------------      ------------
Net Cash Provided By Financing Activities                                     22,888,936         4,025,675
                                                                            ------------      ------------
Net Increase In Cash and Cash Equivalents                                      3,115,080           631,497

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                   631,497                --
                                                                            ------------      ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                    $  3,746,577      $    631,497
                                                                            ============      ============



                     The accompanying notes are an integral
                part of these consolidated financial statements.

                  MEDICAL DEVICE ALLIANCE INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

1.    THE COMPANY

     Medical Device Alliance Inc. ("MDA"), a Nevada corporation, was formed on September 11, 1995 to acquire, develop, and market medical and surgical devices on a global basis. As of December 31, 1997, MDA has two wholly-owned subsidiaries (collectively the "Company"), LySonix Incorporated ("LySonix"), which is headquartered in Carpinteria, California, and MDA Capital Incorporated, which is located at the corporate headquarters in Las Vegas, Nevada. LySonix develops and markets ultrasonic surgical systems and related products, and MDA Capital Incorporated provides financing programs to customers of LySonix.

     The Company has incurred net operating losses since inception and expects to continue to incur such losses unless and until its products successfully achieve commercial viability. In addition, a significant portion of its contributed capital was advanced to an affiliated entity (see Note 4), the repayment of which was primarily with long-term assets (see Note 9). These and other factors have caused a severe liquidity problem at the Company. As discussed in Note 6, management of the Company has developed an operating plan which they believe will generate sufficient cash flow to enable the Company to conduct its operations in the normal course of business.

     The accompanying consolidated financial statements were prepared assuming the Company will continue to operate on a going concern basis and do not include any adjustments to the recorded amounts of assets or to the recorded amounts or classification of liabilities which would be required if the Company were unable to realize its assets and satisfy its liabilities and obligations in the normal course of business.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of MDA and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     CONCENTRATIONS OF CREDIT RISK

     The Company grants credit terms in the normal course of business to its customers, which consist primarily of hospitals, physicians, and distributors. The Company monitors the credit worthiness of its customers and provides an allowance for uncollectable accounts. At December 31, 1997, such allowance totaled $1,305,664.

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments, trade receivables and investments. The Company places its temporary cash investments in certificates of deposit and with high-quality financial institutions. At December 31, 1997, substantially all cash and cash equivalents were on deposit with two financial institutions. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic areas. No single customer had a net balance due greater than 10% of consolidated net trade receivables at December 31, 1997 and 1996. The Company does not normally require collateral or other security to support sales of products on credit. Investments totaling $2,940,256 are concentrated in equity and debt securities of one publicly-traded company, Direct Connect International (see "Investments" below).

                  MEDICAL DEVICE ALLIANCE INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

     INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out basis) or market and consist primarily of ultrasonic systems and related parts and accessories manufactured for the Company (see Note 6).

     PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are estimated to range from two and seven years. During 1997 and 1996, depreciation totaled $210,254 and $2,024, respectively. Leasehold improvements are amortized over the shorter of the useful life of the asset or the term of the related lease.

     INVESTMENTS

     Investments are carried at fair value and considered available for sale. Any unrealized gains and losses, except those considered to be other than a temporary impairment, are reported as a separate component of stockholders' equity. Investments consist of the following at December 31, 1997:

     Short-Term

       Corporate notes, bearing interest
       at eight to ten percent               $1,092,212
       Corporate common stock                   191,002
                                             ----------
                                             $1,283,214
                                             ==========

     Long-Term

       Corporate preferred stock             $1,885,044
       Unrealized loss                          (37,000)
                                             ----------
                                             $1,848,044
                                             ==========

     INTANGIBLE ASSETS

     Intangible assets consist of license, patent and trademark costs, less accumulated amortization totaling $103,885 and $19,217 at December 31, 1997 and 1996, respectively. The Company periodically reviews its intangible assets to determine the recoverability of the carrying values, which are being amortized over the term of the related agreement (see Note 6).

     RESEARCH AND DEVELOPMENT

     Research and development costs are expensed in the period they are incurred.

     REVENUE RECOGNITION

     The Company records sales upon shipment of the product, net of any related discounts. On any product where warranty is provided, the Company estimates and records the related cost at the time of sale. Such amount will be periodically adjusted to reflect actual experience.

                  MEDICAL DEVICE ALLIANCE INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company has financial instruments consisting of cash equivalents, investments, receivables (including those from related parties), accounts payable and convertible debentures. The carrying value of the Company's financial instruments, based on current market and other indicators, approximate their fair value.

      NET LOSS PER SHARE

     The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" that established standards for the computation, presentation and disclosure of earnings per share ("EPS"), replacing the presentation of Primary EPS with a presentation of Basic EPS. It also requires dual presentation of Basic EPS and Diluted EPS on the face of the income statement for entities with complex capital structures. Basic EPS is based on the weighted average number of common shares outstanding during the period, which totaled 6,637,418 and 5,348,316 for 1997 and 1996, respectively. The Company did not present Diluted EPS since the result was anti-dilutive.

      USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Ultimate results could differ from those estimates.

      NEW ACCOUNTING PRONOUNCEMENTS

     SFAS No. 130, "Reporting Comprehensive Income", establishes standards for reporting and displaying comprehensive income and its components in financial statements. The Company will adopt the provisions of SFAS No. 130 in 1998, but does not expect its impact on the consolidated financial statements to be significant.

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", establishes a new model for segment reporting, called the "management approach" and requires certain disclosures for each segment. The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance. The Company will adopt the provisions of SFAS No. 131 in 1998.

3.    STOCKHOLDERS' EQUITY

     The Company is authorized to issue up to 50,000,000 shares of common stock, $.001 par value, and 20,000,000 shares of preferred stock, $.001 par value, to be divided into such classes or series as the Board of Directors may determine.

     COMMON STOCK

     Each holder of common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders.

                  MEDICAL DEVICE ALLIANCE INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

     Subject to the preferences of the Series A preferred stock described below, each holder of common stock is entitled to share ratably in distributions to stockholders, to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available and, in the event of the liquidation, dissolution or winding up of the Company, is entitled to share ratably in all assets remaining after payment of liabilities and preferred stock. Certain of the holders of common stock have certain registration and anti-dilution rights prior to the completion of an initial public offering ("IPO") by the Company, but no holders have conversion, pre-emptive or other rights to subscribe for additional shares and are not subject to redemption or sinking fund provisions. Of the outstanding shares of common stock, 3,900,000 shares are subject to first right of refusal by the Company or, if the Company does not exercise its right to repurchase, then the stockholders of the Company have the first right of refusal to purchase the shares at the same terms as offered, in writing, to the stockholder who is selling such shares.

     During 1995, the Company issued 5,300,000 shares of common stock to its founders for a total consideration of $1,345,000. Pursuant to a private offering dated November 1, 1996, the Company issued 910,400 and 589,600 shares of common stock for gross proceeds totaling $4,552,000 and $2,948,000 in 1997 and 1996, respectively. On March 31, 1997, 58,005 warrants to purchase common stock at $5.00 per share were issued to selling agents in connection with this offering. No value was assigned to any of the warrants issued. The warrants expire on March 31, 2000 and are transferable subject to approval and right of first refusal by the Company.

     PREFERRED STOCK

     Each holder of Series A preferred stock shall be entitled to vote on all matters placed before the Company's stockholders. Such holder shall be entitled to the number of votes equal to the number of full shares of common stock into which such shares of Series A preferred stock could be converted at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken. Except as otherwise expressly provided herein or as required by law, the holders of Series A preferred stock and the holders of common stock shall vote together and not as separate classes. Each holder of preferred stock has certain registration and anti-dilution rights prior to the completion of an IPO, and all outstanding shares of preferred stock are subject to first right of refusal by the Company similar to that of the common stock described above.

     During 1997, 2,657,085 shares of Series A preferred stock were issued for gross proceeds totaling $15,942,510. Each share of Series A preferred stock was converted into one share of common stock by February 28, 1998. On July 31, 1997, 4,411 warrants to purchase common stock at $6.00 per share were issued to a selling agent in connection with this offering. No value was assigned to any of the warrants issued. The warrants expire August 31, 2000 and are transferable subject to approval and right of first refusal by the Company.

     CONVERTIBLE DEBENTURES

     During 1997, the Company issued, for gross proceeds totaling $4,859,246, debentures convertible into shares of the Company's common stock at $7.00 per share. All debentures were converted by May 30, 1998, resulting in the issuance of 694,178 shares of common stock.

                  MEDICAL DEVICE ALLIANCE INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

      1998 STOCK COMPENSATION PROGRAM

     The Company intends to adopt the 1998 Stock Compensation Program (the "Program") for the benefit of selected individuals of the Company who will be responsible for its future growth. The Program requires approval from the Company's Board of Directors and, within one year therefrom, its stockholders.

     The Program is contemplated to have a maximum aggregate number of 1,300,000 shares available for grant and is to be composed of seven parts in order to maintain flexibility in awarding stock benefits. These parts include provisions for the granting of, among other things, incentive stock options, non-qualified stock options, restricted shares of common stock and stock appreciation rights. The Program is intended to remain in effect for ten years, unless sooner terminated, as defined. As of December 31, 1997, 248,000 shares have been reserved for issuance to key individuals of the Company, subject to the appropriate adoption and approval of the Program.

4.   RELATED-PARTY TRANSACTIONS

     The Company incurred fees and expenses for management, administrative, accounting and consulting services totaling $583,587 in 1997 and $195,025 in 1996, payable to stockholders, officers, directors, and entities in which certain stockholders, officers and directors have a controlling financial interest.

     During 1997, the Company purchased property and equipment totaling $140,000 through entities in which certain stockholders, officers and directors have a controlling financial interest. During 1997 and 1996, the Company incurred $1,339,230 and $670,740, respectively, for aircraft transportation provided by an entity in which certain stockholders and directors have a controlling financial interest.

     The Company leases its facilities (see Note 5) from entities in which certain stockholders, officers and directors have a controlling financial interest. Rental expense (including insurance and taxes) on these leased facilities totaled $712,042 and $20,000 in 1997 and 1996, respectively.

     The Company's Chairman of the Board was the former Chairman of the Board and Chief Executive Officer of Inamed Corporation ("Inamed"), a public company engaged in the development, manufacturing and marketing of medical devices for the plastic and reconstructive, bariatric and general surgery markets. During 1997, the Company incurred fees and expenses for services totaling $10,761, purchased property and equipment totaling $336,566 and incurred rent for its Las Vegas, Nevada office facility (see Note 5) totaling $120,000 as a result of transactions with Inamed or its subsidiaries. In addition, during 1997, LySonix sold products internationally to and made purchases domestically from Inamed or its subsidiaries totaling $630,765 and $63,100, respectively. Included in trade receivables at December 31, 1997, are amounts due from Inamed and its subsidiaries totaling $570,765. These amounts have been substantially reserved for as of December 31, 1997.

     During 1997 and continuing in 1998, the Company made advances to an entity in which the Company's Chairman of the Board and certain other stockholders have a controlling financial interest. The advances were, in turn, loaned to Inamed by the affiliated entity. These advances, including interest at the rate of ten percent per annum, are included in receivables from related parties and totaled $6,873,192 at December 31, 1997. Subsequent to December 31, 1997, this receivable was paid off by the assignment to the Company of real property (see Note 5) and Inamed common stock (see Note 9). Based on certain restrictions on the

                  MEDICAL DEVICE ALLIANCE INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

     common stock, an allowance of $2,000,000 has been provided on this receivable at December 31, 1997.

     The Company has made loans to certain key employees which totaled $238,760 as of December 31, 1997. These loans bear interest at eight percent, are secured by the common or preferred stock of the Company held by the employees and mature in varying times through July 2003.

5.   OPERATING LEASES

     The Company leases its Las Vegas, Nevada office facility from related parties (See Note 4). On January 1, 1997, the Company entered into a twelve-month lease at $10,000 per month, which was amended effective December 1, 1997 to $11,000 per month with a lease term through December 31,1998.

     LySonix conducts its operations from facilities leased from a related party (see Note 4) under a ten- year lease beginning April 1997. The lease contains provisions for cost of living adjustments on April 1st each year and an option to extend the lease for two additional sixty-month periods. Subsequent to December 31, 1997, the Company obtained this facility as partial payment for amounts owed to the Company by another related party (see Notes 4 and 9).

     Rental expense from operating leases totaled $748,606 and $20,000 for the years ended December 31, 1997 and 1996, respectively.

6.   COMMITMENTS AND CONTINGENCIES

     COMMITMENTS

     The Company has entered into a license agreement with Misonix, Inc. ("Misonix"), the designer and manufacturer of an ultrasonic surgical system (the "System") specifically for use in performing fragmentation and aspiration of soft tissue in plastic and reconstructive surgery. The Company has received exclusive worldwide marketing and sales rights to the System for a period of ten years ending on December 31, 2005, and has agreed to purchase from Misonix a minimum amount of 200 units during 1998. The System and its parts are a significant product line for LySonix and Misonix is its sole supplier. As such, Misonix is a significant supplier of the Company. Purchases from Misonix totaled approximately $8,400,000 and $895,000 in 1997 and 1996, respectively. Included in accounts payable at December 31, 1997, are amounts totaling approximately $2,346,000 due to Misonix.

     LySonix also has purchase agreements with two other suppliers, including a wholly-owned subsidiary of Inamed (see Note 4), which require minimum purchases totaling $1,700,000 in 1998, $2,125,000 in 1999 and $2,550,000 in
     2000. The purchase agreements contain, among other things, termination notices of 90 days prior to each renewal date at January 1, 1999 and January 1, 2000.


     LITIGATION

     The Company was notified in April 1997 that an alleged patent infringement suit had been filed against the Company and LySonix. The suit was filed by Mentor Corporation ("Mentor"), a medical and surgical device company, and relates to the Company's license agreement with Misonix. The Company believes that the suit filed by Mentor is without merit and substance and it intends to vigorously defend this action.

                  MEDICAL DEVICE ALLIANCE INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

     In addition, the Company is, and will most likely continue to be, involved in claims and litigation, including product liability issues, which are considered normal in the nature of its business. Although the ultimate outcome of these suits cannot be ascertained at this time and liabilities of indeterminate amounts maybe imposed upon the Company, it is the opinion of management, based on information currently available, that the allegations are without merit and that the resolution of these suits will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

     MANAGEMENT PLANS

     Management of the Company has implemented a cost reduction plan which has reduced monthly operating expenses. Management also believes that it has the means through existing capital, forecasted sales, the availability of other resources and by implementing cash-conserving measures to fund its operations into the foreseeable future and to continue to conduct business on a going concern basis. However, there can be no assurance that it will, among other things, be able to successfully consummate and integrate any acquisition of businesses, complete clinical trials, obtain appropriate regulatory clearance to market its products (or that such clearance will be obtained on a timely basis), scale up its manufacturing process or obtain capital when needed and on favorable terms in order to successfully commercialize its products.

7.   DEFINED CONTRIBUTION PLAN

     The Company has a 401(k) defined contribution retirement plan for eligible employees. The 401(k) plan provides for eligible employees to elect to contribute up to 20% of their annual compensation. In addition, the 401(k) plan provides for the Company to make additional contributions at its discretion. No contributions have been made by the Company through December 31, 1997.

8.   INCOME TAXES

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statement basis and the income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax computations are based on enacted tax laws and rates applicable to the years in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred income tax assets to the amounts expected to be realized.

     At December 31, 1997, the Company has available net operating loss carryovers of approximately $5,100,000 for federal income tax purposes that will expire in 2010 through 2012. The temporary differences between reported amounts for financial reporting and for income tax basis assets and liabilities at December 31, 1997 were primarily allowance, valuation and other reserve charges or provisions that are not currently deductible for income tax purposes. The Company also has general business credit carryovers of approximately $100,000 that will expire in 2011 and 2012. The Company has established a valuation allowance for the full tax benefit of the operating loss carryovers and temporary differences because the likelihood of any realization cannot be assured at this time.

     State income and franchise taxes have not been significant and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

                  MEDICAL DEVICE ALLIANCE INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

9.    SUBSEQUENT EVENTS (UNAUDITED)

     During the first half of 1998, the Company issued, for a total consideration of $749,994, a debenture convertible into shares of the Company's common stock. The debenture will be automatically converted by November 30, 1998 into at least 107,142 shares of common stock.

     Effective July 8, 1998, the Company entered into an agreement to receive, in satisfaction for amounts owed by an entity in which the Company's Chairman of the Board and certain other stockholders have a financial interest (see Note 4), an assignment of real property by another affiliated entity, McMark Limited Partnership (see Note 5), and 860,000 shares of Inamed common stock with a value of $7.5625 per share. The Company, in receiving the Inamed common stock, must adhere to various "standstill" provisions for a five-year period, including voting the shares in proportion to the votes of all other Inamed shareholders. Under the terms of the agreement, the affiliated entity, International Integrated Industries, L.L.C. ("III"), which received the Company's advances has agreed to make whole the difference between the per share value of $7.5625 and any lesser amount that the Company may realize upon any sale of the Inamed common stock through December 31, 2003. During the period from July 9, 1998 through September 30, 1998, III repurchased 189,488 shares of the Inamed common stock from the Company at a price of $7.5625 per share. In addition, III has agreed to make whole the difference between the net equity of the real property recorded on the Company's books at July 8, 1998 ($1,886,117) and any shortfall from the net proceeds received upon the sale, if any, of the real property through December 31, 1999.

     In September 1998, the Company completed the acquisition of Parallax Medical, Inc. ("Parallax"), an entity primarily engaged in product development for vertebroplasty procedures in the niche spinal/orthopedic market. In connection with this business combination, which will be recorded under the purchase method of accounting, the Company issued 666,667 shares of newly authorized Series B preferred stock valued at $7.50 per share in exchange for all of the issued and outstanding preferred and common stock of Parallax.

                                    EXHIBITS



TO BE FILED MANUALLY UNDER SEPARATE COVER.







                                      E-1